UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file number: 001-37515

Aqua Metals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	47-1169572
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

5370 Kietzke Lane, Suite 201.
Reno, Nevada 89511
(Address of principal executive offices)

(775) 446-4418
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of each class of stock:	Trading symbol	Name of each exchange on which registered:
Common Stock	AQMS	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company (as defined in Rule 12b-2 of the Act):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

State the aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $4,815,945.

The number of shares of the registrant's common stock outstanding as of March 24, 2026 was 3,350,604.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2026 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days of the registrant's year ended December 31, 2025 are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

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CAUTIONARY NOTICE

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those forward-looking statements include our expectations, beliefs, intentions and strategies regarding the future. Such forward-looking statements relate to, among other things,

- our ability to have our Aqua Refining solutions gain market acceptance;
- our ability to acquire addition working capital on reasonable terms, as needed and on a timely basis.
- our intentions, expectations and beliefs regarding anticipated growth, market penetration and trends in our business;
- the timing and success of our plan of commercialization;
- our ability to demonstrate the operation of our AquaRefining process on a commercial scale;
- our ability to successfully apply our AquaRefining technology to the recycling of lithium-ion batteries on a commercial scale;
- the effects of market conditions on our stock price and operating results;
- our ability to maintain our competitive technological advantages against competitors in our industry;
- our ability to maintain, protect and enhance our intellectual property;
- the effects of increased competition in our market and our ability to compete effectively;
- costs associated with defending intellectual property infringement and other claims;
- our expectations concerning our relationships with suppliers, partners and other third parties; and
- our ability to comply with evolving legal standards and regulations, particularly concerning requirements for being a public company and environmental regulations;

These and other factors that may affect our financial results are discussed more fully in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report. Market data used throughout this report is based on published third party reports or the good faith estimates of management, which estimates are presumably based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information. We caution readers not to place undue reliance on any forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur, and we urge readers to review and consider disclosures we make in this and other reports that discuss factors germane to our business. See in particular our reports on Forms 10-K, 10-Q, and 8-K subsequently filed from time to time with the Securities and Exchange Commission.

PART I

Item 1.   **Business**

Background

Aqua Metals was incorporated in Delaware on June 20, 2014, to develop and commercialize metals recycling technologies based on its proprietary AquaRefining process. In 2015, the Company developed its initial AquaRefining technology for lead-acid battery recycling, and between 2017 and 2019 operated a demonstration facility that achieved sustained production of recycled lead using a smelterless process.

In 2021, the Company expanded its focus to lithium-ion battery recycling following the development of intellectual property applicable to lithium battery materials. The Company established its Innovation Center in the Tahoe-Reno Industrial Center ("TRIC") to support research, development, and pilot-scale operations.

During 2022 and 2023, Aqua Metals demonstrated bench-scale and pilot-scale recovery of lithium, nickel, cobalt, copper, and manganese from lithium-ion battery black mass. The Company constructed and commissioned an integrated pilot system at its Innovation Center and began operating the system using an electricity-based process rather than high-temperature furnaces or conventional chemical refining methods.

In late 2024, the Company completed a multi-week continuous 24-hour operating campaign at its pilot facility. In 2025, Aqua Metals refined its commercialization strategy to prioritize a simplified product slate, including lithium carbonate and mixed hydroxide precipitate ("MHP"), with the objective of reducing capital requirements, improving early-stage operating economics, and accelerating deployment timelines.

During 2025, the Company also evaluated changes to its capital allocation strategy, including the sale of previously acquired real estate intended for a recycling campus, and continued to assess alternative sites and funding sources for future commercial facilities.

In parallel, Aqua Metals expanded its evaluation of additional feedstocks and applications for its technology, including exploratory initiatives related to polymetallic nodules and other sources of critical minerals. These activities remain in the evaluation stage and are intended to assess technical and economic feasibility.

Effective November 5, 2024, the Company effected a one-for-20 reverse stock split of its issued and outstanding common shares. Subsequently, on August 4, 2025, the Company effected a one-for-10 reverse stock split of its issued and outstanding common shares. All share and share price information set forth in this report have been adjusted retrospectively to reflect these reverse stock splits.

Unless otherwise indicated, the terms "Aqua Metals," "Company," "we," "us," and "our" refer to Aqua Metals, Inc. and its wholly owned subsidiaries.

Overview

Aqua Metals is developing and seeking to commercialize proprietary recycling and refining technologies for the recovery of critical minerals and metals. Its patented and patent-pending AquaRefining™ process is an electro-hydrometallurgical method designed to recover high-purity materials from battery and other metal-bearing feedstocks using a closed-loop system powered by electricity. This approach is intended to reduce CAPEX and OPEX costs, reduce emissions, hazardous waste, and reliance on conventional smelting and chemical-intensive refining processes.

Since 2015, the Company has advanced AquaRefining as a platform technology for metals recovery. Aqua Metals initially focused on lead recycling and has since expanded its technology to address lithium-ion battery recycling and other critical mineral applications. The Company believes its process can enable the domestic recovery of materials such as lithium, nickel, cobalt, copper, and manganese for reuse in battery manufacturing and other industrial supply chains.

Aqua Metals operates its Innovation Center and pilot-scale lithium-ion battery recycling facility in the Tahoe-Reno Industrial Center ("TRIC") in Nevada. At this facility, the Company has demonstrated recovery of multiple battery materials from black mass and other feedstocks and has conducted continuous operating campaigns to validate system performance. The Company is currently focused on further advancing its technology, qualifying products, and evaluating commercial deployment opportunities, including site selection, strategic partnerships, and financing alternatives. The Company has not yet commenced large-scale commercial lithium-ion battery recycling operations.

In addition to lithium-ion battery recycling, Aqua Metals continues to evaluate the application of its technology to other feedstocks and recycling streams, including emerging battery chemistries and alternative sources of critical minerals and rare earth materials. These efforts are intended to expand the potential applicability of the AquaRefining platform and support long-term commercial flexibility.

Our Markets

Aqua Metals' AquaRefining process produces high purity metals and alloys that can be returned into the battery manufacturing supply chain or sold into metals markets for use across various advanced manufacturing industries. This combination of approaches and the broad applicability of the end products we aim to produce enables Aqua Metals to create low-emissions inputs for the battery supply chain or to help decarbonize other sectors that utilize these critical metals and superalloys – creating a more resilient and adaptable business model for the Company as a whole.

Metals Markets

Most of the minerals and metals that can be recovered in the recycling of batteries of various chemistries are also globally traded commodities. Lead, copper, cobalt, nickel, and other metals can be recovered and sold in pure metal form into these markets at the prevailing price or sold directly to a customer at a price set relative to the current market price.

For example, battery metals are globally traded metal commodities. Metals such as lead for LABs and nickel, cobalt, copper, and lithium for LIBs are the essential components for the world's rechargeable batteries. These metals are globally traded primarily on the London Metals Exchange (LME) and the Shanghai Metals Exchange (SHME) in China also trades these elements. In their pure forms, the other minerals that Aqua Metals intends to recover from spent batteries can be sold into these global markets. Unlike lead markets where recycled mineral content achieves up to 90% of new LAB batteries in a mature industry, lithium and related metals recycling currently achieves only 1-3% recycled mineral content of new LiB batteries, relying almost entirely on newly mined ore and refining to meet global demand.

As noted above, although metals are traded as a commodity on the various global exchanges, the major sales are directly between producers/traders and users (whom are typically battery manufacturers). The LME daily price is used as the benchmark in forming the basis of physical trades, forward contracts, and hedge strategies for both primary and secondary metals, in metal form. Based on market and product knowledge with buyers of metals in the U.S. and global metals markets, different grades (termed alloys) of metal are traded at a premium to the base LME price. Metal alloys, which are typically designed specifically for the customer, are also sold at a premium above the base LME, whereas byproducts (generally lower purity, compounds, or scrap) are traded at a discount to the LME as they are based on the underlying metals content and its form.

The Lithium Battery Market

According to industry estimates, global demand for lithium-ion batteries is expected to increase significantly over the next decade. Global battery demand is projected to grow from approximately 2 terawatt-hours ("TWh") in 2025 to around 4.2 TWh by 2030, and potentially reaching about 6.8 TWh by 2035 (Figure 1 below). Batteries used in mobility applications, such as electric vehicles ("EVs"), are expected to remain the largest driver of battery demand and may represent approximately 85% of projected battery demand by 2035. In addition, grid-scale battery energy storage systems ("BESS") are expected to represent one of the fastest-growing segments of battery demand.

Figure 1: Global battery demand and market split



Industry studies also indicate that demand for battery energy storage systems ("BESS") is increasing significantly. Global installed BESS capacity is projected to grow at an annual rate of approximately 50% through 2030 and could reach between 500 and 700 gigawatt-hours ("GWh") by that time (Figure 2). The global BESS market is expected to continue expanding rapidly, with projected market value estimates ranging from approximately $120 billion to $150 billion by 2030.

Rapid growth in BESS deployments is becoming an increasingly important driver of battery demand in the United States, alongside continued electric vehicle adoption. In 2024, energy storage installations reached approximately 37.1 GWh, and installations were projected to exceed 50 GWh in 2025.

Recent U.S. legislation has generally maintained incentives supporting energy storage deployment while introducing additional domestic sourcing requirements for certain battery materials, which may further encourage localization of battery supply chains.

To support projected battery demand, industry forecasts suggest that more than one hundred additional battery manufacturing facilities may need to be constructed globally by 2030. While mining currently represents the primary source of battery materials, recycling is expected to become an increasingly important secondary supply source. Although recycled materials are expected to represent a relatively small portion of battery inputs prior to 2030, recycling volumes are expected to increase significantly in the following decade as larger quantities of manufacturing scrap and end-of-life batteries become available for processing.

Figure 2: Global annually installed BESS capacity



Lithium Batteries

EV batteries are powered by a battery pack made up of individual cells. Each cell has 4 components: the cathode, anode, separator, and electrolyte. Lithium-ion batteries use different raw materials for each of the components. The most common material used for the anode is graphite. The most widely used metal for the cathode is metal oxides that are combinations of lithium, cobalt, nickel, manganese, and aluminum. The electrolyte is generally made using acidic salts and solvents such as sulfuric acid and there are also solid-state silicon-based alternatives under development and early deployments have begun. The separator is usually created using a porous, polyolefin material like polyethylene or polypropylene.

Lithium-ion battery recycling is the method of taking EV batteries and splitting it into its components, ultimately into the original raw materials (lithium, nickel, cobalt, etc.) that can be reused in new batteries. While making lithium-ion batteries for EVs it is important to address climate change, the batteries themselves are harmful to the environment if left in landfills or burned. Currently, only a small fraction of lithium-ion batteries are recycled and that must get close to 100% both to avoid environmental issues and to recapture the critical minerals in those spent batteries to feed the massive demand growth curve. Battery recycling helps address this problem, but current pyro-based battery recycling technology (smelting) also creates harmful emissions, potentially creating new climate problems faster than they are being solved. There are alternative hydro-based technologies available and rely on older methodologies that are known to create significant waste streams, potentially with more waste than product recovered, which have their own negative environmental and economic impacts.

Black Mass

Lithium-ion batteries are comprised of valuable metals such as lithium, copper, manganese, cobalt, and nickel. Once a battery is retired, the batteries can be collected, fully discharged, then shredded and base metals are separated to prepare them for recycling. This shiny, metallic mixture is what is called 'black mass'—and it contains all the valuable metals that make up battery anodes and cathodes, the most expensive parts of a battery and the companies that collect and process batteries into black mass are referred to as 'shredders'. The typical black color is due to the high concentrations of graphite contained in the anodes of batteries, which has a very dark black color. Black mass makes up about 40-50% of the total weight of an EV battery. Materials like the binder, copper, electrolytes, plastics, aluminum, and steel have been physically separated out by shredders before being recycled.

There are two main processes to producing black mass:

1. Pyrometallurgy: some black mass producers will use high temperatures to burn off unwanted materials like plastics and remaining electrolyte. This can create hazardous emissions and waste that must be captured or mitigated, and result in less recovered material.

2. Hydrometallurgy: many producers use solution-based techniques—using water, chemicals and electricity to crush and separate the materials from a battery. This eliminates the need for polluting furnaces and energy intensive processing, creating a lower-carbon black mass.

Aqua Metals specifically partners with producers that use non-pyro processes in order to create black mass to meet their own objectives for creating low-carbon recycled materials. The exact composition of black mass can vary considerably based on a number of factors. To start, there are many different types of lithium-ion batteries and manufacturing scrap forms, which will revert back to a mix of different elements and different ratios, including lithium, nickel, iron, titanium, copper, cobalt, manganese, and others (their use of lithium is the commonality).

Each manufacturer also has their own specific 'recipe' for their cathodes, cell type/form factors, as well as module type and pack assembly for different applications (cell phones, laptops, electric vehicles, etc.). Currently, the most popular types of lithium-ion batteries in the world incorporate significant amounts of nickel, cobalt, lithium, and manganese—so black mass produced today will typically have varying concentrations of each.

AquaRefining Process

We developed AquaRefining to be a cleaner and modular alternative to smelting and chemical-based recycling methods. Our process has two key elements, both of which are integral to our issued patents and pending-patent applications. The first is our use of proprietary, non-toxic solvents that dissolves metal compounds. The second is a proprietary electrochemical process and our modular Aqualyzer cells that selectively target each critical element and converts the dissolved metal compounds into high purity metals and/or salts.

The AquaRefining process begins with the processing of crushed used batteries either in the form of paste (for LAB) or, black mass (for LIB). The active materials are first processed to remove sulfur and then dissolved in our solvent. Metals are plated from the solvent using our patented and patent-pending process allowing the solvent to be reused.

We have demonstrated at bench scale and subsequently in our pilot facility that our lithium battery AquaRefining process can generate cobalt, lithium hydroxide or carbonate, copper, nickel, and manganese dioxide from lithium-ion battery black mass. A significant benefit of our AquaRefining process is that it can produce higher yields of higher purity, and thus higher value product than that derived from primary smelters with product from secondary sources.

Another significant benefit of our process is that we designed our AquaRefining equipment to be manufactured on a purpose-built production line in standard sized Aqualyzers. This is not possible with the smelting process, as smelters need to be constructed on site. This gives us the ability to provide AquaRefining systems with varying capacities to meet the specific needs of potential customers and suppliers. We have also developed an integrated software and portal called PureMetrics that keeps track of production and key operating metrics.

Recycling is subject to a variety of domestic and international regulations related to hazardous materials, emissions, employee safety and other matters. While our operations will be subject to these regulations, we believe that one of our potential advantages will be our ability to conduct battery recycling operations with less regulatory cost and burden than smelting operators due to the nature of our process. One of our key initiatives is and will continue to be, to educate regulators and the public as to the environmental benefits of AquaRefining. We believe that we have the potential to develop a business model that offers the opportunity to conduct, in an environmentally friendly manner, an important recycling activity that historically has been conducted in an often highly polluting manner.

Our Business Model

The market for lithium-ion batteries is global in scale but local in nature and execution, with large differences in local regulation, custom and practice, and access to transportation and electricity costs. In some regions, it is highly regulated, and in others it is not. Consequently, we are evolving our business model to commercialize our technology optimally across multiple locations.

Aqua Metals is applying its water-based recycling technology to develop cleaner and more cost-efficient recycling solutions for lithium-ion ("Li") batteries. Our patented AquaRefining process is a hydrometallurgical and electrochemical technology designed to recover valuable metals and materials from spent batteries using a low-emissions, closed-loop system powered by electricity rather than furnaces and chemical-intensive processes. We believe AquaRefining can produce high-purity recovered materials with lower emissions and reduced waste compared to conventional recycling methods.

We are focused on advancing this technology for lithium-ion battery recycling, with the goal of recovering lithium hydroxide or lithium carbonate, copper, nickel, cobalt, and other compounds in forms that can be sold into battery supply chains or broader commodities markets. We believe the market for lithium-ion battery recycling will continue to grow significantly as demand increases for battery materials used in electric vehicles, data centers, and stationary energy storage, while recycling infrastructure remains underdeveloped relative to future needs.

Our strategy is to commercialize Li AquaRefining through the development and operation of recycling facilities, as well as through potential licensing, joint ventures, and strategic partnerships. Since 2023, we have operated our Li AquaRefining pilot plant at our Innovation Center, where we have demonstrated recovery of key battery minerals and continue to advance product quality, process performance, and commercial readiness.

As our lithium-ion recycling platform matures, we are also evaluating different commercialization pathways and geographic markets, recognizing that battery recycling is influenced by regional differences in regulation, infrastructure, transportation, and energy costs. We believe this flexible approach will support broader deployment of our technology over time.

Proposed Acquisition of Lion Energy, LLC

On February 6, 2026, the Company entered into a non-binding term sheet with Lion Energy, LLC ("Lion Energy") contemplating the acquisition of all of the outstanding equity interests of Lion Energy, subject to the negotiation and execution of definitive agreements and the satisfaction of customary closing conditions. Under the terms of the contemplated transaction, consideration would consist of a combination of the Company's common stock and contingent common stock earn-out consideration based on post-closing revenue and EBITDA performance. The proposed transaction remains subject to, among other things, completion of due diligence, execution of definitive agreements, required regulatory and stockholder approvals, and other customary closing conditions. There can be no assurance that a definitive agreement will be executed or that the transaction will be completed. The acquisition aims to expand the Company's participation in energy storage systems, energy management software, and battery cell production through a equity stake in American Battery Factory upon closing. For additional information, see Note 19 — Subsequent events to the consolidated financial statements included in this report.

Certain outstanding warrants of the Company contain provisions that may provide holders with adjustment rights in connection with certain corporate transactions. The Company is evaluating whether the proposed acquisition of Lion Energy, LLC would have any impact under the terms of the applicable warrant agreements.

Competition

Our development of recycling technology for lithium-ion batteries is a unique approach to extracting the high-value metals compared to the array of other potential solutions under development. Currently, smelting is the only commercially proven process for recycling lithium-ion batteries. The smelting process utilizes multiple high emissions steps with low yields to produce materials that typically require further refining before being utilized to manufacture new batteries. Over the next decade and beyond, when the volume of used batteries becomes significant, smelting will likely not be a viable solution due to the negative environmental impact and likelihood of regulatory restrictions on emissions. The other technologies currently under development utilize a predominately hydrometallurgical approach that consumes significant amounts of chemicals to extract the metals resulting in high cost and excessive waste streams. Our approach is a hybrid of hydrometallurgical and electrometallurgical processes like the process we have commercialized for lead, we call it "Li AquaRefining." We believe that Li AquaRefining, as demonstrated through our lab-scale, bench-scale, and now pilot-scale operations, requires fewer chemicals, generates less waste, and produces higher-purity products at a lower cost compared to both smelting and standard hydrometallurgy.

The lithium-ion battery recycling market is significantly different from that of the lead recycling market in that it is a nascent industry. With no predominant technology to displace, our goal is to enable new and existing recyclers across the globe with Li AquaRefining as a best-in-class solution for meeting the supply chain demands of the lithium-ion battery industry as well as meeting the environmental needs of the planet and the corporations seeking to achieve net zero emissions.

The competitive advantages of the Aqua Metals project include:

- Replaces furnaces and heavy chemical use with 100% electricity-powered and closed-loop recycling, creating fundamentally non polluting, cost-efficient solution that generates minimal waste
- AquaRefining recovers all valuable materials, including Lithium Hydroxide, Lithium Carbonate, and Manganese Dioxide, which are not recovered by competing methods
- Recovers the high-value metals lost in smelting (like lithium and manganese), and produces high purity products
- Only Li-ion recycling method with pathway to net-zero operations
- Strong IP protection: 4 US patents; 24 US and global patents pending for recycling various battery chemistries, including lithium ion and lead acid
- Only electro-hydrometallurgy recycler in North America
- Safer work environment, less hazardous materials, eliminates constant trainloads of chemicals
- Massive and growing global addressable market
- Greenfield opportunity for partnerships and strategic alliances

Intellectual Property Rights

We regard the protection of our technologies and intellectual property rights as an important element of our business operations and crucial to our success. We endeavor to generate and protect our intellectual property assets through a series of patents, trademarks, internal and external policy and procedures and contractual provisions.

Patent Portfolio

Currently, we have secured 4 US patents, and 1 international patent for recycling various battery chemistries, including lithium ion and lead acid batteries. In addition to the US patents, we have one international patent in South Africa. We also have 24 US and foreign patent applications pending with patent applications pending in 15 additional non-US jurisdictions, across five distinct patent applications relating to certain elements of the technology underlying our AquaRefining process and related apparatus and chemical formulations. The claims of the granted patents substantially address the same subject matter and are drawn to various aspects of processing lead or lithium materials using an aqua refining process. Differences in the claim number and scope are due to local rules and practice as well as the target metal.

We intend to continue to prepare and file domestic and foreign patent applications covering expanding aspects and applications of our technology, as circumstances warrant.

There can be no assurance that any patents will issue from any of our current or any future applications. Also, any patents that may issue may not survive a legal challenge to their scope, validity, or enforceability, or provide significant protection for us. Competitors may work around our patents, so they are not infringing. Our patent portfolio and our existing policy and procedures safeguarding our trade secrets nonetheless may face challenges so that our competitors can copy our AquaRefining process.

Trademark Portfolio

We have filed for trademark registration in the US and foreign countries for the following trademarks:

- AQUA METALS (14 foreign countries)
- AQUAREFINING (10 foreign countries)
- AQMS (US only)
- AQUAREFINERY (9 foreign countries)

Trade Secrets and Contract Protection

We have developed our internal policy and procedures in safeguarding our trade secrets and proprietary information. Our procedures generally require our employees, consultants, and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience, and skills of key scientific and technical personnel.

Government Regulation

Our operations and the operations of our licensees in the United States will be subject to the federal, state, and local environmental, health and safety laws applicable to the reclamation of LABs and lithium based batteries. While the reclamation process itself is generally not subject to federal permitting requirements, depending on how any particular operation is structured, our facilities and the facilities of our licensees may have to obtain environmental permits or approvals from federal, state or local regulators to operate, including permits or regulatory approvals related to air emissions, water discharges, waste management, and the storage of batteries on-site should that become necessary. We may face opposition from local residents or public interest groups to the installation and operation of our or our licensee's facilities. Failure to secure (or significant delays in securing) the necessary approvals could prevent us from pursuing some of our planned operations and adversely affect our business, financial results, and growth prospects.

In addition to permitting requirements, our operations and the operations of our licensees are subject to environmental health, safety and transportation laws and regulations that govern the management of and exposure to hazardous materials such as the lead, acids, and other metals involved in reclamation. These include hazard communication and other occupational safety requirements for employees, which may mandate industrial hygiene monitoring of employees for potential exposure to lead. Failure to comply with these requirements could subject our business to significant penalties (civil or criminal) and other sanctions that could adversely affect our business. Changes to these regulatory requirements in the future could also increase our costs, require changes in or cessation of certain activities, and adversely affect the business.

The nature of our operations and the operations of our licensees involves risks, including the potential for exposure to hazardous materials such as lead, that could result in personal injury and property damage claims from third parties, including employees and neighbors, which claims could result in significant costs or other environmental liability. Our operations and the operations of our licensees also pose a risk of releases of hazardous substances, such as lead, acids, and other metals related to lithium batteries into the environment, which can result in liabilities for the removal or remediation of such hazardous substances from the properties at which they have been released, liabilities which can be imposed regardless of fault, and our business could be held liable for the entire cost of cleanup even if we were only partially responsible. Like any manufacturer, we and our licensees are also subject to the possibility that we may receive notices of potential liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and comparable state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination, and for damages to natural resources. Liability under CERCLA is retroactive, and, under certain circumstances, liability for the entire cost of a cleanup can be imposed on any responsible party.

As our business is currently focused on operations within the United States, we are primarily subject to U.S. environmental, health and safety laws, including permitting and compliance requirements. However, to the extent we pursue potential future opportunities outside of the United States, our operations or licensed activities could become subject to the environmental, health and safety laws of other countries, including requirements related to the transportation of hazardous materials. Environmental regulatory and enforcement frameworks in certain international markets may be subject to change or less predictable than those in the United States. While we do not currently operate outside the United States, any future expansion into international markets could result in additional compliance costs, and failure to comply with such requirements could adversely affect our business. At this time, it is not possible to reasonably estimate such potential costs or impacts.

Employees

As of the date of this report, we employ 11 people on a full-time basis. None of our employees are represented by a labor union.

Financial and Segment Information

We operate our business as a single segment, as defined by generally accepted accounting principles. Our financial information is included in the consolidated financial statements and the related notes.

Available Information

Our website is located at www.aquametals.com and our investor relations website is located at https://ir.aquametals.com/. Copies of our Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission, or the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is *www.sec.gov*. The contents of our website are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A.   Risk Factors

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should read and consider carefully the following risk factors as well as all other information contained in this report, including our consolidated financial statements and the related notes. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial, which could also impair our business and financial position. If any of the events described below were to occur, our financial condition, our ability to access capital resources, our results of operations and/or our future growth prospects could be materially and adversely affected and the market price of our common stock could decline. As a result, you could lose some or all of any investment you may make in our common stock.

Risks Relating to Our Business and Operations

We have a limited operating history and limited revenue producing operations and are currently focusing on developing our lithium battery recycling. Therefore, it is difficult for potential investors to evaluate our business. We formed our corporation in June 2014. From inception through December 31, 2025, we generated a total of $11.7 million of revenue, all of which was derived primarily from the sale of lead compounds and plastics and, to a lesser extent, the sale of lead bullion and AquaRefined lead, and all but approximately $310,000 of which was derived prior to January 1, 2020 at our former LAB recycling facility. Since 2022, our business has been focused on the research and development of the application of our AquaRefining technology to the recycling of lithium-ion batteries. Our current focus is locating, building, and operating our first-of-a-kind lithium battery recycling facility, utilizing electricity to recycle instead of intensive chemical processes, fossil fuels, or high-temperature furnaces. While we intend to continue to pursue our licensing business model, the development of our lithium-ion battery recycling facility represents a significant focus in our business strategy and course of operations and will require our receipt of a significant amount of additional capital, of which there can be no assurance. Our limited operating history makes it difficult for potential investors to evaluate our technology or prospective operations and we are, for all practical purposes, an early-stage company subject to all the risks inherent in the initial organization, financing, expenditures, complications, and delays in a new business, including, without limitation:

- our ability to successfully apply, and realize the expected benefits of applying, our AquaRefining technology to the plating of high value metals found in lithium-ion batteries, including cobalt, and nickel;
- the timing and success of our plan of commercialization and the fact that we have not entered into a commercial license for our AquaRefining technology or developed our own commercial scale lithium-ion recycling facility;
- our ability to obtain the capital necessary to build out our proposed lithium-ion recycling facility and, subject to our receipt of the required capital, our ability to successfully build out the facility;
- our ability to demonstrate that our AquaRefining technology can recycle either LABs or lithium-ion batteries on a commercial scale; and
- our ability to license our AquaRefining process and sell our AquaRefining equipment to recyclers of LABs and lithium-ion batteries.

Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We will need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all. As of December 31, 2025, we had total cash of $10,810,000 and working capital of $8,977,000. In addition to the capital we will require to develop our own commercial scale lithium-ion recycling facility, we believe that as of the date of this report we will require additional capital to fund our current level of ongoing costs over the next 12 months. We intend to acquire the necessary capital though debt financing or through the sale of equity. Funding that includes the sale of our equity may be dilutive. If such funding is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations, in which case you may lose your entire investment.

The report of our independent registered public accounting firm for the year ended December 31, 2025 states that there is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

We have entered into a non-binding letter of intent to acquire Lion Energy, LLC, however there can be no assurance we will be able to consummate the acquisition or that, if consummated, the acquisition will positively impact stockholder value. On February 6, 2026, we entered into a term sheet with Lion Energy, LLC, a Utah limited liability company, as amended on February 10, 2026, pursuant to which we intend to acquire Lion Energy, subject to the negotiation and execution of a definitive acquisition agreement and the satisfaction of specified conditions. Under the Term Sheet, the total consideration payable at closing would not exceed $94.9 million and is contemplated to consist of (i) $4.1 million of cash and other consideration representing the Company's prior investment in Lion Energy, (ii) approximately $25.8 million of Aqua Metals common stock and, if applicable, preferred stock subject to negotiated ownership caps, and (iii) up to $65 million of contingent earn-out consideration based on Lion Energy's revenue and EBITDA over a 12-month performance period following closing. The term sheet is non-binding and the acquisition is subject to the parties negotiation and execution of a mutually agreeable definitive agreement. In addition, the acquisition is subject to a number of conditions, many of which are outside of our control, including, among other conditions (i) receipt of a fairness opinion satisfactory to our board of directors; (ii) completion of quality of earnings and market/commercial diligence with no material adverse finding; (iii) Lion Energy's closing of a fully executed and funded asset-based lending facility of not less than $25 million simultaneously with the closing; (iv) execution of a supply and offtake agreement between us and American Battery Factory Inc.; (v) Nasdaq approval of our listing of the shares to be issued to the members of Lion Energy; and (vi) receipt of stockholder approval. There can be no assurance that a definitive acquisition agreement will be executed or that the proposed transaction will be consummated.

Assuming that we are able enter into a definitive agreement and consummate the transaction, there can be no assurance that we and our stockholders will realize the expected benefits of the acquisition due to, among other matters:

- We will issue $25.8 million of our common stock to the members of Lion Energy at the closing and up to $65 million of our common stock in earn-out consideration on the 12-month anniversary of the closing. In addition, we have previously funded $4.1 million of cash and other consideration representing our investment in Lion Energy. These stock issuances will be highly dilutive to our pre-closing stockholders. While we believe that the acquisition of Lion Energy will build stockholder value, there can be no assurance that such stock issuances will be accretive in value to our pre-closing stockholders;

- While our chief executive officer has prior experience in the management of a battery system manufacturer and we intend that the current management of Lion Energy remain in place in the operation of the acquired operations, we have no prior experience in the management of a battery system developer or manufacturer nor do we have any prior experience in acquiring, integrating and operating a business the size of Lion Energy. There can be no assurance that if we are able to consummate the acquisition that we will be able to successfully integrate and operate the business of Lion Energy.

For the above reasons, there can be no assurance that a definitive acquisition agreement will be executed or the proposed transaction will be consummated or, if consummated, that we and our stockholders will realize the expected benefits of the acquisition.

We are the subject of a claim that could have a material adverse effect on our financial condition. In October 2021, we filed an action against Johnson Controls Fire Protections, LP ("Defendant") relating to its involvement in the November 2019 fire at our former TRIC facility (Aqua Metals, Inc., et. al v. Johnson Controls Fire Protections, LP, Second Judicial District of the State of Nevada CV21-01891). Our complaint alleged Defendant's liability for a portion of the fire loss based on Defendant's negligence, breach of contract and other causes of action in connection with Defendant's failure to properly inspect, maintain and repair the fire suppression system in the TRIC facility. On March 25, 2025, the Court dismissed our complaint in response to a motion for summary judgment filed by Defendant. On May 12, 2025, Defendant filed a Memorandum for Costs seeking approximately $300,000 in litigation-related costs and on May 29, 2025, Defendant filed a motion to recover its attorney's fees and costs in the aggregate approximate amount of $3.5 million, including approximately $300,000 of costs (the same costs identified in Defendant's Memorandum of Costs) and approximately $3.2 million of legal fees. We believe that we have a strong defense to Defendant's claim for recovery of fees and costs, especially with regard to Defendant's claim for legal fees, and we intend to vigorously defend against Defendant's motion. However, should Defendant be successful in obtaining an award for all or a substantial portion of the requested amount, we may be unable to satisfy any such award without raising additional capital either through the issuance of our equity or debt securities or and/or liquidation of some or all of our assets. There can be no assurance that Defendant's motion for fees and costs will not have a material adverse effect on our financial condition.

Our business is dependent upon our successful implementation of innovative technologies and processes and there can be no assurance that we will be able to implement such technologies and processes in a manner that supports the successful commercial roll-out of our business model. While much of the technology and processes involved in battery recycling operations are widely used and proven, our AquaRefining process is largely innovative and, to date, has been demonstrated on a modest scale of operations. While we have shown that our proprietary technology can produce AquaRefined metals from batteries on a small scale, we have not processed recycled batteries on a commercial scale. We intend to develop a commercial scale lithium-ion battery recycling facility subject to our receipt of the additional required capital. However, there can be no assurance that we will be able to development of the recycling facility or, if we are able to do so, that we will be able to successfully process lithium-ion batteries on a commercial scale.

Our business model is new and has not been proven by us or anyone else. We are engaged in the business of producing recycled metals from LABs and high value metals from lithium-ion batteries through an innovative, and proven on a modest scale, technology. While the production of recycled batteries is an established business, to date virtually all recycled metals have been produced by way of traditional smelting processes. To our knowledge, no one has successfully produced recycled batteries in commercial quantities other than by way of smelting. In addition, neither we nor anyone else has ever successfully built a production line that commercially recycles batteries without smelting. Further, there can be no assurance that we will be able to produce AquaRefined metals from batteries in commercial quantities at a cost of production that will provide us with an adequate profit margin. The uniqueness of our AquaRefining process presents potential risks associated with the development of a business model that is untried and unproven.

We have performed the research and development of the application of our AquaRefining technology to the recycling and recovery of lithium-ion batteries, however there can be no assurance that our efforts will be successful. In September 2021, we announced the establishment of our Innovation Center, in McCarran, Nevada, focused on applying our AquaRefining technology to lithium-ion battery recycling research and development and prototype system activities. In 2021, we filed a provisional patent for recovering high-value metals from recycled lithium-ion batteries to complement the patents for AquaRefining. Between 2022 and 2025, we successfully recovered all valuable materials from spent lithium batteries at production scale using our AquaRefining technology: lithium hydroxide, copper, nickel, cobalt, and manganese dioxide. We also operated our pilot plant throughout 2024 and 2025. We are continuing our efforts to improve our Li AquaRefining process; however, there can be no assurance that our efforts will be successful or that we will be able to conduct the recycling and recovery of the high value metals from lithium-ion batteries on a commercial scale.

Our business strategy includes licensing arrangements and entering into joint ventures and strategic alliances, however as of the date of this report we have no such agreements in place and there can be no assurance we will be able to do so. Failure to successfully integrate such licensing arrangements, joint ventures, or strategic alliances into our operations could adversely affect our business. We propose, as one of our business strategies, to commercially exploit our AquaRefining process by licensing our technology to third parties and entering into joint ventures and strategic relationships with parties involved in the manufacture and recycling of batteries. We are also currently seeking to negotiate agreements with others. However, there can be no assurance we will be able to conclude a licensing agreement with any partners, or that we will be able to do so on terms that benefit us. Our ability to enter into licensing, joint ventures and strategic relationships with third parties will depend on our ability to demonstrate the technological and commercial advantages of our AquaRefining process, of which there can be no assurance. Also, even if we are able to enter into licensing, joint venture or strategic alliance agreements, there can be no assurance that we will be able to obtain the expected benefits of any such arrangements. In addition, licensing programs, joint ventures and strategic alliances may involve significant other risks and uncertainties, insufficient revenue generation to offset liabilities assumed and expenses associated with the transaction, potential additional challenges in protecting our intellectual property, and unidentified issues not discovered in our due diligence process, such as product quality, technology issues and legal contingencies. In addition, we may be unable to effectively integrate any such programs and ventures into our operations. Our operating results could be adversely affected by any problems arising during or from any licenses, joint ventures or strategic alliances.

Even if our licensees are successful in recycling batteries using our processes, there can be no assurance that the AquaRefined recycled metals will meet the certification and purity requirements of the potential customers. A key component of our business plan is the production of recycled metals through our AquaRefining process. Our customers will require that our AquaRefined metals meet certain minimum purity standards and, in all likelihood, require independent assays to confirm the metal's purity. As of the date of this report, we have produced limited quantities of AquaRefined metals. We have not produced AquaRefined metals in significant commercial quantities and there can be no assurance that we will be able to do so or, that such metals will meet the required purity standards of our customers. Further, while we have recently commenced the application of our AquaRefining process towards the recovery of high value metals found in lithium-ion batteries, such as cobalt, nickel, lithium hydroxide, lithium carbonate, copper, and manganese dioxide, we have only recently begun the development of recycling of lithium-ion batteries, and there can be no assurance that our efforts will be successful or that we will be able to conduct the recycling and recovery of the high value metals from lithium-ion batteries on a commercial scale.

While we have been successful in producing AquaRefined metals in small volumes, there can be no assurance that either we or our licensees will be able to replicate the process, along with all of the expected economic advantages, on a large commercial scale either for us or our prospective licensees. While we believe that our development, testing and limited production to date of AquaRefined metals has validated the concept of our AquaRefining process, the limited nature of our operations to date are not sufficient to confirm the economic returns on our production of recycled metals. There can be no assurance that either us or our licensees will be able to produce AquaRefined metals from batteries in commercial quantities at a cost of production that will provide us and our proposed licensees with an adequate profit margin.

Our intellectual property rights may not be adequate to protect our business. As of the date of this report, we have 4 issued US patents, and 1 international patent related to our AquaRefining process.

We also have further patent applications pending in the United States and numerous corresponding patent applications pending in 15 additional jurisdictions relating to certain elements of the technology underlying our AquaRefining process and related apparatus and chemical formulations. However, no assurances can be given that any patent issued, or any patents issued on our current and any future patent applications, will be sufficiently broad to adequately protect our technology. In addition, we cannot assure you that any patents issued now or in the future will not be challenged, invalidated, or circumvented.

Even patents issued to us may not stop a competitor from illegally using our patented processes and materials. In such event, we would incur substantial costs and expenses, including lost time of management in addressing and litigating, if necessary, such matters. Additionally, we rely upon a combination of trade secret laws and nondisclosure agreements with third parties and employees having access to confidential information or receiving unpatented proprietary know-how, trade secrets and technology and employees sign severance agreements upon termination due to a reduction in force to protect our proprietary rights and technology. These laws and agreements provide only limited protection. We can give no assurance that these measures will adequately protect us from misappropriation of proprietary information.

Our processes may infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions. The applied science industry is characterized by frequent allegations of intellectual property infringement. Though we do not expect to be subject to any of these allegations, any allegation of infringement could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause suspension of operations or force us to enter into royalty, license, or other agreements rather than dispute the merits of such allegation. If patent holders or other holders of intellectual property initiate legal proceedings, we may be forced into protracted and costly litigation. We may not be successful in defending such litigation and may not be able to procure any required royalty or license agreements on acceptable terms or at all.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs. Our internal computer systems and those of our current and any future customers, vendors, licensees, collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our research and development and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our recycling technologies could be delayed.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our company and our customers, vendors, licensees, collaborators and other contractors or consultants, including personal information of our employees and others, and company and third-party confidential data. In addition, outside parties may attempt to penetrate our systems or those of our customers, vendors, licensees, collaborators and other contractors or consultants or fraudulently induce our personnel or the personnel of third parties to disclose sensitive information in order to gain access to our data and/or systems. We may experience threats to our data and systems, including malicious codes and viruses, phishing and other cyberattack. The number and complexity of these threats continue to increase over time. If a material breach of, or accidental or intentional loss of data from, our information technology systems or those of our customers, vendors, licensees, collaborators and other contractors or consultants occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged. We could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices.

Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we outsource more of our information systems to vendors, engage in more electronic transactions with third parties, and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. In addition, there can be no assurance that our internal information technology systems or those of our customers, vendors, licensees, collaborators and other contractors or consultants will be sufficient to protect us against breakdowns, service disruption, data deterioration or loss in the event of a system malfunction, or prevent data from being stolen or corrupted in the event of a cyberattack, security breach, industrial espionage attacks or insider threat attacks which could result in financial, legal, business or reputational harm.

Risks Relating to Geopolitical, Macroeconomic and Industry Factors

Unfavorable geopolitical and macroeconomic developments could adversely affect our business, financial condition or results of operations. Our business could be adversely affected by conditions in the U.S. and global economies. Global economic uncertainty, inflation, changes in interest rates, supply chain disruptions, and fluctuations in foreign exchange rates can adversely affect our financial condition and results of operations. In particular, we believe that the market price of battery metal is relatively volatile and reacts to general global economic conditions. Our business will be highly dependent on the economic and market conditions in each of the geographic areas in which we operate. These conditions affect our business by reducing the demand for recyclable batteries and decreasing the price of battery metals in times of economic downturn and increasing the price of used batteries in times of increasing demand of recyclable batteries.

Additionally, geopolitical tensions, armed conflicts in Ukraine and the Middle East, trade restrictions, tariffs, and regulatory changes in key markets where we operate could impact our ability to source materials, manufacture products, or expand into new markets. Armed conflicts, economic sanctions, and political instability in various regions may disrupt our supply chains, increase costs, and limit growth opportunities. Furthermore, shifts in industry trends, technological advancements, and competitive pressures could require us to adapt our business model or invest significant resources to remain competitive. If we are unable to effectively manage these external risks, our financial performance and strategic objectives could be materially affected.

Any of the foregoing could harm our business. Any resulting financial impact cannot be reasonably estimated at this time but may materially affect our business and financial condition. The extent to which the foregoing impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

Our business may be negatively affected by labor issues and higher labor costs. Our ability to maintain our workforce depends on our ability to attract and retain new and existing employees. As of the date of this report, none of our employees are covered by collective bargaining agreements and we consider our labor relations to be acceptable. However, we could experience workforce dissatisfaction which could trigger bargaining issues, employment discrimination liability issues as well as wage and benefit consequences, especially during critical operation periods. We could also experience a work stoppage or other disputes which could disrupt our operations and could harm our operating results. In addition, legislation or changes in regulations could result in labor shortages and higher labor costs. There can be no assurance that we may not experience labor issues that negatively impact our operations or results of operations.

We are subject to the risks of conducting business outside the United States. A part of our strategy involves our pursuit of growth opportunities in certain international market locations. We intend to pursue licensing or joint venture arrangements with local partners who will be primarily responsible for the day-to-day operations. Any expansion outside of the U.S. will require significant management attention and financial resources to successfully develop and operate any such facilities, including the sales, supply and support channels, and we cannot assure you that we will be successful or that our expenditures in this effort will not exceed the amount of any resulting revenues. Our international operations expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States, such as:

- increased cost of enforcing our intellectual property rights;
- diminished ability to protect our intellectual property rights;
- heightened price sensitivities from customers in emerging markets;
- our ability to establish or contract for local manufacturing, support and service functions;
- localization of our battery metals and components, including translation into foreign languages and the associated expenses;
- compliance with multiple, conflicting and changing governmental laws and regulations;
- compliance with the Federal Corrupt Practices Act and other anti-corruption laws;
- foreign currency fluctuations;
- laws favoring local competitors;
- weaker legal protections of contract terms, enforcement on collection of receivables and intellectual property rights and mechanisms for enforcing those rights;
- market disruptions created by public health crises in regions outside the United States;
- difficulties in staffing and managing foreign operations, including challenges presented by relationships with workers' councils and labor unions;
- issues related to differences in cultures and practices; and
- changing regional economic, political and regulatory conditions.

Risks Relating to Government Law and Environmental Regulations

U.S. government regulation and environmental, health and safety concerns may adversely affect our business. Our operations and the operations of our licensees in the United States will be subject to the federal, state and local environmental, health and safety laws applicable to the reclamation of batteries including the Occupational Safety and Health Act ("OSHA") of 1970 and comparable state statutes. Our facilities and the facilities of our licensees will have to obtain environmental permits or approvals to expand, including those associated with air emissions, water discharges, and waste management and storage. We and our licensees may face opposition from local residents or public interest groups to the installation and operation of our respective facilities. In addition to permitting requirements, our operations and the operations of our licensees are subject to environmental health, safety and transportation laws and regulations that govern the management of and exposure to hazardous materials such as the acids involved in battery reclamation. These include hazard communication and other occupational safety requirements for employees, which may mandate industrial hygiene monitoring of employees for potential exposure.

We and our licensees are also subject to inspection from time to time by various federal, state and local environmental, health and safety regulatory agencies and, as a result of these inspections, we and our licensees may be cited for certain items of non-compliance. Failure to comply with the requirements of federal, state and local environmental, health and safety laws could subject our business and the businesses of our licensees to significant penalties (civil or criminal) and other sanctions that could adversely affect our business. In addition, in the event we are unable to operate and expand our AquaRefining process and operations as safe and environmentally responsible, we and our licensees may face opposition from local governments, residents or public interest groups to the installation and operation of our facilities.

The development of new AquaRefining technology by us or our partners or licensees, and the dissemination of our AquaRefining process will depend on our ability to acquire necessary permits and approvals, of which there can be no assurance. As noted above, our AquaRefining processes will have to obtain environmental permits or approvals to operate, including those associated with air emissions, water discharges, and waste management and storage. In addition, we expect that any use of AquaRefining operations at our partner's facilities will require additional permitting and approvals. Failure to secure (or significant delays in securing) the necessary permits and approvals could prevent us and our partners and licensees from pursuing additional AquaRefining expansion, and otherwise adversely affect our business, financial results and growth prospects. Further, the loss of any necessary permit or approval could result in the closure of an AquaRefining facility and the loss of our investment associated with such facility.

Our business involves the handling of hazardous materials and we may become subject to significant fines and other liabilities in the event we mishandle those materials. The nature of our operations involves risks, including the potential for exposure to hazardous materials such as lead, lithium hydroxide, and lithium carbonate that could result in personal injury and property damage claims from third parties, including employees and neighbors, which claims could result in significant costs or other environmental liability. Our operations also pose a risk of releases of hazardous substances, such as lead, lithium hydroxide, lithium carbonate or acids, into the environment, which can result in liabilities for the removal or remediation of such hazardous substances from the properties at which they have been released, liabilities which can be imposed regardless of fault, and our business could be held liable for the entire cost of cleanup even if we were only partially responsible. We are also subject to the possibility that we may receive notices of potential liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, and comparable state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination, and for damages to natural resources. Liability under CERCLA is retroactive, and, under certain circumstances, liability for the entire cost of a cleanup can be imposed on any responsible party. Any such liability could result in judgments or settlements that restrict our operations in a manner that materially adversely effects our operations and could result in fines, penalties or awards that could materially impair our financial condition and even threaten our continued operation as a going concern.

We will be subject to foreign government regulation and environmental, health and safety concerns that may adversely affect our business. As our business expands outside of the United States, our operations will be subject to the environmental, health and safety laws of the countries where we do business, including permitting and compliance requirements that address the similar risks as do the laws in the United States, as well as international legal requirements such as those applicable to the transportation of hazardous materials. Depending on the country or region, these laws could be as stringent as those in the U.S., or they could be less stringent or not as strictly enforced. In some countries in which we are interested in expanding our business, such as Mexico and China, the relevant environmental regulatory and enforcement frameworks are in flux and subject to change. Compliance with these requirements will cause our business to incur costs, and failure to comply with these requirements could adversely affect our business.

In the event we are unable to present and operate our AquaRefining process and operations as safe and environmentally responsible, we may face opposition from local governments, residents or public interest groups to the installation and operation of our facilities.

Risks Related to Owning Our Common Stock

The market price of our shares may be subject to fluctuation and volatility. You could lose all or part of your investment. The market price of our common stock is subject to wide fluctuations in response to various factors, some of which are beyond our control. Since January 1, 2025, the reported high and low sales prices of our common stock have ranged from $3.46 to $29.62 through March 24, 2026. The market price of our shares on the NASDAQ Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

- actual or anticipated variations in our and our competitors' results of operations and financial condition;
- changes in earnings estimates or recommendations by securities analysts, if our shares are covered by analysts;
- development of technological innovations or new competitive products by others;
- regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;
- our sale or proposed sale, or the sale by our significant stockholders, of our shares or other securities in the future;
- changes in key personnel;
- success or failure of our research and development projects or those of our competitors;
- the trading volume of our shares; and
- general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline. The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline. In addition, independent industry analysts may provide reviews of our AquaRefining technology, as well as competitive technologies, and perception of our offerings in the marketplace may be significantly influenced by these reviews. We have no control over what these industry analysts report, and because industry analysts may influence current and potential customers, our brand could be harmed if they do not provide a positive review of our products and platform capabilities or view us as a market leader.

We may be at an increased risk of securities class action litigation. Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because early-stage companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business. In 2017, a securities class action lawsuit and shareholder derivative lawsuit were filed against us. In 2021, we were able to settle both actions through our issuance of $500,000 of our common shares and our adoption of limited corporate governance reforms, however we incurred significant legal costs in defending both actions and our management was required to devote significant time in managing the defense of the actions.

We maintain director and officer insurance that we regard as reasonably adequate to protect us from potential claims; however, we are responsible for meeting certain deductibles under the policies and, in any event, we cannot assure you that the insurance coverage will adequately protect us from claims made. Further, the costs of insurance may increase and the availability of coverage may decrease. As a result, we may not be able to maintain our current levels of insurance at a reasonable cost, or at all, which might make it more difficult to attract qualified candidates to serve as executive officers or directors.

Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock. We cannot predict the effect, if any, that future issuances or sales of our securities or the availability of our securities for future issuance or sale, will have on the market price of our common stock. Issuances or sales of substantial amounts of our securities, or the perception that such issuances or sales might occur, could negatively impact the market price of our common stock and the terms upon which we may obtain additional equity financing in the future.

We have not paid dividends in the past and have no plans to pay dividends. We plan to reinvest all of our earnings, to the extent we have earnings, in order to pursue our business plan and cover operating costs and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend. Therefore, you should not expect to receive cash dividends on our common stock.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable. Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. The provisions in our certificate of incorporation and bylaws:

- limit who may call stockholder meetings;
- do not provide for cumulative voting rights;
- establish an advance notice procedure for stockholders' proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors, and
- provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

In addition, Section 203 of the Delaware General Corporation Law may limit our ability to engage in any business combination with a person who beneficially owns 15% or more of our outstanding voting stock unless certain conditions are satisfied. This restriction lasts for a period of three years following the share acquisition. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company. Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us or any our directors, officers or other employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us or any our directors, officers or other employees governed by the internal affairs doctrine. This forum selection provision in our bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers or other employees.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

At Aqua Metals, Inc., we are committed to protecting our information systems, data, and sensitive information from unauthorized access, breaches, and cyber-attacks. In this section, we provide an overview of our cybersecurity practices and the measures we have implemented to mitigate cybersecurity risks. We have established comprehensive cybersecurity policies and procedures that outline the standards and guidelines for safeguarding our digital assets. These policies cover areas such as access controls, data encryption, network security, incident response, and employee awareness training. We regularly conduct thorough assessments to identify and evaluate potential cybersecurity risks. These assessments help us understand our vulnerabilities and prioritize our efforts to mitigate those risks. We have implemented risk management strategies that include proactive monitoring, and vulnerability scanning. Due to evolving cybersecurity threats, it has and will continue to be difficult to prevent, detect, mitigate, and remediate cybersecurity incidents. While we have not experienced any material cybersecurity threats or incidents as of the date of this Report, our cybersecurity program might not be able to prevent or mitigate future successful attacks, threats or incidents.

To prevent cyber threats, we have implemented a multi-layered approach to security. This includes firewalls, intrusion detection and prevention systems, and regular software patching. We also enforce strong password policies and implement two-factor authentication for sensitive systems. In the event of a cybersecurity incident, we have a well-defined incident response plan in place. This plan includes procedures for containment, investigation, and recovery. We also maintain backups of critical data to ensure business continuity in case of a breach or system failure.

We believe that cybersecurity is a shared responsibility. We provide regular training and awareness programs to educate our employees about best practices, potential threats, and their role in maintaining a secure environment. This includes phishing awareness, social engineering training, and ongoing communication about emerging threats.

Governance

Cybersecurity holds a critical position within our risk management framework, drawing significant attention from both our Board and management. Oversight of cybersecurity risks is vested in our Audit Committee, which regularly receives updates from senior management. These updates, provided as needed, feature insights from our leaders in information security. Topics covered include the identification of existing and emerging cybersecurity threats, progress reports on risk mitigation efforts, disclosure of cybersecurity incidents, and updates on key information security initiatives. Furthermore, our Board members engage in informal discussions with management regarding cybersecurity news and assess any revisions made to our cybersecurity risk management strategies.

Item 2.   Properties

Our executive offices are presently located in 4,183 square feet of class A office space in Reno, Nevada. We lease this facility at a lease rate of approximately $13,000 per month. On December 9, 2025, we extended the operating lease for our headquarters at 5370 Kietzke Lane, Reno, NV. The lease term expires April 1, 2027.

We have developed and lease an Innovation Center focused on applying Aqua Metals technology to lithium-ion battery recycling. We lease this facility at a lease rate of approximately $12,000 per month. On June 9, 2024, we extended the operating lease for our Innovation Center located at 160 Denmark Dr, McCarran, NV. The lease term expires on December 31, 2027.

Item 3.   Legal Proceedings

For a description of our material pending legal proceedings, please see Note 14, Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Capital Market under the symbol "AQMS."

Holders of Record

As of March 24, 2026, there were five holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We presently intend to retain earnings, if any, to finance the operation and expansion of our business.

Equity Compensation Plan Information

We have adopted the Aqua Metals, Inc. 2014 Stock Incentive Plan (the "2014 Plan"), providing for the grant of non-qualified stock options and incentive stock options to purchase shares of our common stock and for the grant of restricted and unrestricted share grants. This 2014 Plan expired in September 2024; however, any awards granted under Plan and outstanding as of the expiration remain outstanding and exercisable by their terms.

In 2019, our board of directors adopted the Aqua Metals, Inc. 2019 Stock Incentive Plan (the "2019 Plan"). Initially, 140,000 shares of common stock were authorized for issuance under the 2019 Plan. On July 22, 2025, 260,000 shares of common stock were authorized and added to the plan, increasing the total number of shares available for issuance under the 2019 Plan to 400,000 shares. The 2019 Plan provides for the following types of stock-based awards: incentive stock options; non-statutory stock options; restricted stock; and performance stock. The 2019 Plan, under which equity incentives may be granted to employees and directors under incentive and non-statutory agreements, requires that the option price may not be less than the fair value of the stock at the date the option is granted. Option awards are exercisable until their expiration, which may not exceed 10 years from the grant date.

The following table sets forth the number and weighted-average exercise price of securities to be issued upon exercise of outstanding options under the 2014 and 2019 Plans and warrants, and the number of securities remaining available for future issuance, under the 2019 Plan at December 31, 2025.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options and Warrants	Number of Securities Remaining Available for Future Issuance Under Equity compensation Plans
Equity compensation plans approved by stockholders.........	247,478	(1) $	—	37,749
Equity compensation plans not approved by stockholders...	1,316,180	(2) $	17.69	

(1) Includes 235,600 relating to restricted stock units and 11,878 performance stock units under our stock-based compensation plans.

(2) Consists of warrants issued in connection with financing activities.

Unregistered Sales of Equity Securities and Use of Proceeds

During the year ended December 31, 2025, we issued 177,283 shares of common stock pursuant to the equity-line-of-credit purchase agreement, or ELOC, with Lincoln Park Capital Fund, LLC, for the net proceeds of $903,000. All shares of common stock issued and sold to Lincoln Park were issued pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving a public offering.

Item 6.   Reserved

None.

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

General

Aqua Metals is engaged in the business of applying its commercialized clean, water-based, recycling technology principles to develop cost-efficient recycling solutions for both lead and lithium-ion ("Li") batteries. Our recycling process is a patented hydro and electrometallurgical technology that is an innovative, proprietary and patented process we developed and named AquaRefining. AquaRefining is a low-emissions, closed-loop recycling technology that has the potential to replace polluting furnaces and hazardous chemicals with electricity-powered electroplating to recover valuable metals and materials from spent batteries with higher purity, lower emissions, and with minimal waste. The modular "Aqualyzers" cleanly generate ultra-pure metal one atom at a time, closing the sustainability loop for the rapidly growing energy storage economy.

This breakthrough technology was initially applied in the lead acid battery (LAB) recycling industry, building the first integrated recycling system for breaking LAB and recovering pure metal. In 2019, we operated our demonstration AquaRefinery at commercial quantity production levels and produced over 35,000 'AquaRefined' ingots operating twenty-four hours a day, seven days a week for sustained periods of time.

We are also applying our commercialized clean, water-based recycling technology principles with the goal of developing the cleanest and most cost-efficient recycling solution for lithium-ion batteries. We believe our process has the potential to produce higher quality products at a lower operating cost without the damaging effects of furnaces and greenhouse emissions.

In February 2021, we announced our entry into the lithium-ion battery (LiB) recycling market through a key provisional patent we filed that applies the same innovative AquaRefining approach. In August 2021, we announced we had established our Innovation Center in TRIC focused on applying our proven technology to LiB recycling research and development and prototyping. Our strategic decision to apply our proven clean, closed-loop hydrometallurgical and electrochemical recycling experience to lithium-ion battery recycling is designed to meet the growing demand for critical metals driven by the global transition to electric vehicles; growth in internet data centers; and alternative energy applications including solar, wind, and grid-scale storage.

During the first half of 2022, we announced our ability to recover copper, lithium hydroxide, nickel, and cobalt from lithium-ion battery 'black mass' at bench scale at the Company's Innovation Center. During 2022, we built our fully-integrated pilot system, located within the Company's Innovation Center, which is designed to allow Aqua Metals to be the first company in North America to recycle battery minerals from black mass, sell them in the U.S. and position the Company as the first LiB recycler in North America to align with the U.S. government's goal of retaining strategic battery minerals within the domestic supply chain.

During 2022, we conducted environmental comparisons based on Argonne National Lab's modeling of lithium battery supply chains – called EverBatt. The initial results indicate that AquaRefining is a cleaner approach to LiB recycling, producing far less CO_2 waste streams than smelting or chemical-driven hydrometallurgical processes currently on the market. In December 2022, we completed equipment installation and began to operate our first-of-a-kind LiB recycling facility, utilizing electricity as the catalyst to recycle instead of intensive chemical processes, fossil fuels, or high-temperature furnaces. In January 2023, Aqua Metals recovered its first metals from recycling lithium batteries using the patent-pending Li AquaRefining process.

In February 2023, we acquired a five-acre parcel of land with an existing building at TRIC to begin development of our Li AquaRefining recycling campus. During 2025, we sold this property. The decision was driven by a change in the Company's priorities and capital allocation plans. We continue to evaluate alternative sites and funding sources to support future commercialization of our Li AquaRefining technology. At the end of 2024, we completed the first multi-week continuous 7 day x 24 hour operation campaign at our pilot facility, demonstrating the ability to deliver exceptional recovery rates and produce battery-grade critical minerals.

In February 2025, the Company announced a phased operational strategy to increase lithium carbonate output by deferring the conversion of nickel and cobalt into metal form to a later phase. Management believes this approach may improve early-stage scaling by simplifying the initial product portfolio to lithium carbonate and MHP, which is expected to reduce initial capital expenditures, increase early production volumes, further de-risk initial operations, and improve near-term revenue and operating margins, supporting improved payback on the remaining capital to be financed.

During the third quarter of 2025, the Company expanded its feedstock diversification strategy to include the evaluation of polymetallic deep-sea nodules using its AquaRefining technology. In September 2025, the Company entered into an MOU with Impossible Metals Inc. to explore collaboration on a domestic, environmentally responsible supply chain for critical minerals recovered from deep-sea nodules and processed using AquaRefining. In November 2025, the Company entered into an MOU with MOBY Robotics Inc. to evaluate robotic harvesting and precision sorting of nodules and to conduct bench-scale AquaRefining testing of nodule-derived materials. These initiatives are exploratory and are intended to assess the technical, regulatory, environmental, and economic feasibility of applying the Company's water-based recycling and refining process to nodule-derived feedstocks. No commercial-scale operations have commenced, and there can be no assurance these efforts will result in a viable commercial pathway or future revenues.

During the year ended December 31, 2025, we issued 836,219 shares of common stock pursuant to an at the market issuance sales agreement ("ATM") for net proceeds of $5,931,000, and 177,283 shares of common stock pursuant to the equity-line-of-credit purchase agreement, or ELOC for the net proceeds of $903,000. On October 16, 2025, we closed a registered direct offering of 205,213 shares of common stock at an offering price of $11.34 per share and 928,581 pre-funded warrants at an offering price of $11.339 per pre-funded warrant. In a concurrent private placement, we also sold 1,133,794 common stock purchase warrants at an offering price of $0.125 per warrant, with each warrant exercisable over a five year period for one share of common stock at an exercise price of $11.34 per share. After the deduction of the placement and legal fees payable by us, the aggregate net proceeds from the registered direct offering and warrant placement were approximately $11,939,000.

During the year ended December 31, 2024, we issued 119,503 shares of common stock pursuant to the ATM facility for net proceeds of $5,014,000. In May 2024, we completed a public offering of 100,625 shares of our common stock, at the public offering price of $78 per share. In connection with the sale of common stock, we issued warrants to purchase shares of common stock at the rate of one warrant for every share of purchased common stock, at the price of $2 per share. After the deduction of the underwriter's discount and expenses payable by us, we received net proceeds of $7,306,000.

Our current focus is site selection, building, and operating our first-of-a-kind lithium battery recycling facility, utilizing electricity to recycle instead of intensive chemical processes, fossil fuels, or high-temperature furnaces. We are also pursuing potential partnership and/or joint ventures agreements and licensing agreements, particularly as our Li AquaRefining continues to develop and improve. We believe that Aqua Metals is in a position to become one of the few critical minerals recovery players for which our environmental and economic value proposition should generate both great commercial wins and potentially government grants to accelerate our credibility and progress. In parallel, on February 6, 2026, the Company entered into a non-binding term sheet contemplating the acquisition of Lion Energy, LLC, which, if completed, is intended to expand the Company's participation in energy storage systems and energy management software. See Note 19 — Subsequent events for additional information regarding the proposed transaction.

Effective November 5, 2024, the Company effected a one-for-20 reverse stock split of its issued and outstanding common shares. Subsequently, on August 4, 2025, the Company effected a one-for-10 reverse stock split of its issued and outstanding common shares. All share and share price information set forth in this report has been adjusted retrospectively to reflect these reverse stock splits.

Results of Operations for the Fiscal Year Ended December 31, 2025 Compared to the Fiscal Year Ended December 31, 2024

We did not engage in commercial operations in 2025 and 2024. Our operations have been devoted to developing and improving our Li AquaRefining battery recycling technology. The following table summarizes results of operations with respect to the items set forth below for the twelve months ended December 31, 2025 and 2024 together with the percentage change from the twelve months ended December 31, 2024 for those items (in thousands).

| | Year ended December 31, | | Favorable | % |
	2025	2024	(Unfavorable)	Change
Plant operations	$ 2,407	$ 7,213	$ 4,806	67%
Research and development cost	1,325	1,587	262	17%
Impairment and loss on disposal of property, plant and equipment	9,114	3,080	(6,034)	(196)%
General and administrative expense	10,485	11,967	1,482	12%
Total operating expense	$ 23,331	$ 23,847	$ 516	2%

We did not generate revenue during the years ended December 31, 2025 and December 31, 2024. Plant activity during 2025 and 2024 consisted of testing our lithium-ion battery recycling technology, developing the prototype system activities, and quickly advancing from the planning and validation phases to execution and operation of our pilot facility.

Plant operations includes supplies and related costs, salaries and benefits, consulting and outside services costs, depreciation and amortization costs, insurance, travel and overhead costs. Plant operations decreased approximately $4,806,000 or 67% for the twelve months ended December 31, 2025, as compared to the twelve months ended December 31, 2024. This decrease was primarily driven by a decrease of $2,759,000 in payroll and related fees, resulting from workforce reductions implemented in August 2024 and continued reductions during the first quarter of 2025. Additionally, professional fees decreased by approximately $720,000 and supplies, materials, inventory adjustments and other overhead expenses decreased by $1,327,000.

Research and development cost includes expenditures related to the improvement of the AquaRefining technology and the development of our lithium-ion battery recycling process. During the twelve months ended December 31, 2025, research and development costs decreased approximately $262,000 or 17% from the comparable period in 2024. Research and development is a key part of our business strategy and includes our focus on improving the Company's proprietary technology for LAB recycling and advancing our research related to the application of AquaRefining to recycling lithium-ion batteries. The decrease was driven by a reduction in payroll and payroll related fees of approximately $158,000 as well as a reduction in supplies, materials, and other overhead expenses of approximately $104,000.

For the year ended December 31, 2025, we recognized a non-cash impairment and loss on disposal of property, plant and equipment of $9,114,000, in connection with the sale of the facility located at TRIC and related equipment. For the year ended December 31, 2024, we recognized a non-cash impairment charge of $2,640,000 for impairment on equipment deposits due to the change in our recycling strategy by prioritizing mixed hydroxide precipitate, to accelerate commercialization and reduce remaining capital requirements to complete Phase One build-out of our recycling campus at TRIC and a loss on disposal of property, plant and equipment of approximately $440,000.

General and administrative expense decreased approximately $1,482,000, or 12%, for the twelve months ended December 31, 2025 compared to the twelve months ended December 31, 2024. The decrease in general and administrative expenses for the twelve months ended December 31, 2025 was primarily driven by a reduction in payroll and related expenses of approximately $337,000 due to workforce reductions, a $27,000 decrease in director fees, a $1,221,000 decrease in professional fees offset by an increase of $103,000 in other overhead expenses.

The following table summarizes our other income and interest expense for the years ended December 31, 2025 and December 31, 2024 together with the percentage change in those items (in thousands).

| | Year ended December 31, | | | |
	2025	2024	Favorable (Unfavorable)	% Change
Interest expense	$ (667)	$ (574)	$ (93)	16%
Interest and other income	913	376	537	143%
Loss on extinguishment of debt	(825)	—	(825)	N/A
Change in fair value of warrant liability	1,266	(507)	1,773	(350)%
Total other income (expense), net	$ 687	$ (705)	$ 1,392	(197)%

On May 5, 2025, the Company repaid its $1,500,000 bridge loan prior to the December 31, 2025 maturity. As part of the agreement, the Company was required to pay a guaranteed interest amount of $300,000 regardless of early repayment. For the year ended December 31, 2025, the Company recognized $435,000 in interest expense (including amortization of issuance costs), and recorded a $825,000 loss on extinguishment of debt related to the write-off of unamortized financing costs and the remaining unaccrued portion of the guaranteed interest. We recognized total interest expense of $667,000 for the year ended December 31, 2025 and $574,000 for the year ended December 31, 2024. The increase was partially due to interest and related charges associated with the bridge loan during 2025, including the guaranteed interest feature and amortization of issuance costs.

For the years ended December 31, 2025 and December 31, 2024, we recorded approximately $913,000 and $376,000 in interest and other income, respectively, representing an increase of $537,000 or 143%. The increase was primarily driven by the approval of a payroll tax employee retention credit during the first six months of the 2025 and higher interest income on bank deposits following the October 2025 capital raise.

For the year ended December 31, 2025, the Company recognized income of $1,266,000 related to the change in fair value of warrant liability. For the year ended December 31, 2024, the Company recognized an expense of $507,000 related to the change in fair value of warrant liability, which was primarily due to the remeasurement of the warrants issued in December 2024. The fair value of the warrant liability is determined using valuation techniques that incorporate significant unobservable inputs and assumptions, as further described in Note 11 - Warrant liability to the consolidated financial statements.

Liquidity and Capital Resources

As of December 31, 2025, we had total assets of $19,706,000 and working capital of $8,977,000.

The following table summarizes our cash provided by (used in) operating, investing and financing activities (in thousands):

	Year ended December 31,	
	2025	2024
Net cash used in operating activities	$ (10,253)	$ (13,632)
Net cash provided by (used in) investing activities	$ 2,898	$ (11,636)
Net cash provided by financing activities	$ 14,086	$ 12,825

Net cash used in operating activities

Net cash used in operating activities for the years ended December 31, 2025 and December 31, 2024 was approximately $10,253,000 and $13,632,000, respectively. Net cash used in operating activities during each of these periods consisted primarily of our net loss adjusted for non-cash items such as depreciation, amortization, and stock-based compensation charges as well as net changes in working capital. During the year ended December 31, 2025, we recognized approximately $9,114,000 of impairment and loss on disposal of property, plant and equipment in connection with the sale of the facility located at TRIC and related equipment. These losses were partially offset by $1,266,000 of income from the change in fair value of the warrant liability. During the year ended December 31, 2024, we recognized approximately $2,640,000 expense for impairment on equipment deposits due to the change in our recycling strategy by prioritizing mixed hydroxide precipitate, to accelerate commercialization and reduce remaining capital requirements to complete Phase One build-out of our recycling campus at TRIC and a loss on disposal of property, plant and equipment of approximately $440,000.

Net cash provided by (used in) investing activities

Net cash provided by investing activities for the year ended December 31, 2025 was approximately $2,898,000 and consisted mainly of $4,382,000 cash received from the sale of the building and equipment, $1,141,000 from refunded equipment deposits, and $100,000 received from the note receivable with LINICO. These inflows were offset by cash utilized towards equipment deposits of $231,000, purchases of equipment of $425,000, and $2,069,000 of payments made in connection with the note receivable with Lion Energy, LLC. Net cash used in investing activities for the year ended December 31, 2024 was $11,636,000 consisted mainly of cash utilized towards equipment deposits of $4,237,000 and purchases of fixed assets related to the build out of our commercial facility of $7,921,000, offset by $500,000 of cash received related to our note receivable and $22,000 cash received from the sale of equipment.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2025 consisted mainly of $5,931,000 in net proceeds from the sale of Aqua Metals shares pursuant to the at-the-market offering, or ATM, $903,000 of net proceeds from the sale of Aqua Metals shares pursuant to the equity-line-of-credit purchase agreement, or ELOC, with Lincoln Park Capital Fund, LLC, and $11,940,000 in net proceeds from our October 2025 registered direct offering and exercise of pre-funded warrants, offset by $147,000 related to tax withholdings to cover RSU vesting, and $4,500,000 principal payments on notes payable. Net cash provided by financing activities for the year ended December 31, 2024 consisted of $5,014,000 in net proceeds from the sale of Aqua Metals shares pursuant to the at-the-market offering, or ATM, $1,500,000 in net proceeds from the loan agreement entered into on December 18, 2024, and $7,306,000 in net proceeds from our May 2024 public offering, offset by $552,000 related to tax withholdings to cover RSU vesting and $424,000 related to debt issuance costs.

As of December 31, 2025, we had total cash of $10,810,000 and working capital of $8,977,000. As of the date of this report, we believe that we will require additional capital in order to fund our current level of ongoing costs over the next twelve months and move forward with our current business strategy. There can be no assurance that we will be able to acquire the necessary funding on commercially reasonable terms or at all. We intend to seek funds through the sale of equity or debt financing. Funding that includes the sale of our equity may be dilutive. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations.

Due to our lack of revenue from commercial operations, significant losses and need for additional capital, there is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and valuation of long-lived assets, the valuation of conversion features of convertible debt, valuation allowances for deferred tax assets, the determination of estimated asset retirement obligations, the determination of stock option expense, and the determination of the fair value of stock warrants issued. Our actual results could differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, we believe that the following accounting policies are the most critical to assist stockholders and investors reading the consolidated financial statements in fully understanding and evaluating our financial condition and results of operations.

Property, plant and equipment, net

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation on property and equipment is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the asset or the remaining term of the lease. Upon the retirement or sale of our property and equipment, the cost and associated accumulated depreciation are removed from the consolidated balance sheet, and the resulting gain or loss is reflected on the consolidated statement of operations. Maintenance and repair expenditures are expensed as incurred while major improvements that increase the functionality, output or expected life of an asset are capitalized and depreciated over the estimated useful life.

We periodically evaluate our property, plant and equipment assets for indications that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2025, the Company recognized an impairment and loss on disposal of property, plant and equipment of approximately $9,114,000 related to the sale of the facility located at TRIC that was under construction and intended for the Company's Li AquaRefining recycling campus. The Company retained certain lithium-ion battery recycling commercial equipment for use in a future recycling campus development. At December 31, 2024, the Company recognized a $440,000 loss on disposal of property, plant and equipment and an impairment charge of approximately $2,640,000 related to equipment deposits. The charges resulted from a change in the Company's recycling strategy to prioritize mixed hydroxide precipitate, to accelerate commercialization and reduce remaining capital requirements to complete Phase One build-out of our recycling campus at TRIC.

Income taxes

We account for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the changes in deferred tax assets and liabilities. We established a valuation allowance to the extent that it is more-likely-than-not that deferred tax assets will not be recoverable against future taxable income.

We recognize the effect of uncertain income tax positions only if those positions are more-likely-than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Warrants

The Company evaluates all freestanding warrants to determine whether they should be classified as equity or liability or asset instruments in accordance with ASC 815-40. The Company classifies common stock purchase warrants as equity if the contracts (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. Additionally, warrants that include variable settlement provisions triggered by a change in control are classified as liabilities. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

The value of the equity classified common stock purchase warrants are estimated as of the issuance date using the Black-Scholes pricing model.

Liability classified warrants are initially recorded at fair value and remeasured at each reporting date, with changes in fair value recognized in earnings. As of December 31, 2025, the Company had outstanding warrants classified as liabilities. These instruments are valued using the Monte-Carlo option pricing model utilizing several key assumptions, including share price volatility, the risk-free rate of return, the expected dividend yield and other warrant design features

Stock-based compensation

We recognize compensation expense for stock-based compensation in accordance with ASC 718 "Compensation – Stock Compensation." For employee restricted stock units, we calculate the fair value of the award using the closing price of the common stock on date of grant date.

For restricted stock unit awards with market conditions the fair value of the award is calculated on the date of grant using a Monte Carlo simulation model utilizing several key assumptions, including share price volatility, the risk-free rate of return, the expected dividend yield and other award design features.

For restricted stock unit awards with performance conditions, consisting of our supplemental retention awards granted on October 3, 2024, compensation cost is recognized in the period in which it becomes probable that the performance target will be achieved and represents the compensation cost attributable to the period for which the service or goods already have been provided. These awards are based on a fixed dollar amount settled in a variable number of shares and as a result are liability classified. The fair value of these awards is based on the fixed dollar amount dictated in the award agreements. As the Company has considered the performance conditions are not probable to be met as of December 31, 2024, no compensation cost has been recorded in the consolidated financial statements. During the first quarter of 2025, once it became probable that performance conditions would be met, the shares granted became fixed and subject to an additional six-month service condition. Accordingly, compensation cost was recognized over the remaining requisite service period.

If at any point in time the Company does not currently have a sufficient quantity of shares authorized for issuance under their approved stock incentive plan, the Company has established a sequencing policy that shares are issued to grants with the earliest inception date first. When multiple grants have the same inception date, shares are first allocated to non-named executive officers, then to shares with satisfied market and performance conditions, and last to service-only grants made to named executive officers. Therefore, grants to named executive officers with service-only conditions with the latest grant date will be reclassified to liabilities first. For service-based grants, the value of grants required to be reclassified to liabilities will be re-measured on a periodic basis based on the closing fair market value of our common stock.

The Company recognizes forfeitures as they occur.

Recent accounting pronouncements

See discussion of recent accounting pronouncements in Note 2 of the Consolidated Financial Statements located in Item 8 in this Annual Report.

<u>Material cash requirements</u>

As of December 31, 2025, we and our subsidiaries had no outstanding indebtedness. As of December 31, 2025, our total minimum future lease payments were $347,000, due in the succeeding 12 months. For details regarding the Company's lease obligations and historical indebtedness, refer to Note 9 - Leases, and Note 10 - Notes payable, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Contractual Obligations and Commitments

<u>Operating lease obligations</u>

We currently have two operating leases for real estate. We lease our Reno and McCarran, Nevada spaces under non-cancelable operating leases. We elected to exercise our second extension option provided for in the Reno, Nevada lease agreement, which extended the current term of the lease to April 1, 2027. The initial lease term for our mixed office and warehouse space in McCarran, Nevada expired on December 31, 2021. We elected to exercise our second extension option provided for in the McCarran, Nevada lease agreement, which extended the current term of the lease to December 31, 2027.

<u>Finance lease obligation</u>

We currently maintain one finance lease for equipment. On April 1, 2024 the Company entered into a finance lease for laboratory equipment which expires in 2029.

<u>Notes payable</u>

Aqua Metals Reno, Inc. entered into a $3,000,000 loan agreement with Summit Investment Services, LLC, a Nevada limited liability company (the "Lender") on February 1, 2023 and due on April 27, 2025. On December 18, 2024, Aqua Metals, Inc. entered into a Securities Purchase Agreement with eight accredited investors in connection with a private placement of secured promissory notes ("Notes") in the aggregate principal amount of $1,500,000 and common stock purchase warrants ("Warrants) to purchase 75,000 shares of the Company's common stock. During 2025, both the Summit Investment Services, LLC loan and the secured promissory notes were repaid in full. See Note 10 - Notes payable in the accompanying notes to the consolidated financial statements for additional information.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8.   **Financial Statements and Supplementary Data**

Index To Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Aqua Metals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Aqua Metals, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred substantial operating losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter – Equity-Classified Warrants

As described in Note 11 and Note 12, the Company issued (1) pre-funded warrants to purchase 928,581 shares and (2) warrants to purchase 1,133,794 shares of the Company's common stock in connection with the Company's October 2025 public offering of common stock. The Company evaluated whether the warrants were in the scope of ASC Topic 480 Distinguishing Liabilities from Equity, which discusses the accounting for instruments with characteristics of both liabilities and equity. The application of the requirements in ASC Topic 480, and the resulting classification conclusion, is dependent on whether certain criteria are met. Based on its analysis, the Company concluded that the 928,581 pre-funded warrants and 1,133,794 warrants issued in October 2025 did not meet any of the criteria to be subject to liability classification and are therefore classified as equity.

We identified the classification of the warrants as a critical audit matter. The principal considerations for that determination included the complexity and effort required in identifying all relevant features of and obligations under the instruments for evaluation against the criteria for classification. This required a high degree of auditor effort, including specialized skills and knowledge, and complex auditor judgment in evaluating the features of and obligations under the warrants and the determination of whether such features meet the criteria for liability-classification.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding of management's process for identifying and evaluating the critical terms of the warrant agreements in determining the classification.

- With the assistance of professionals in our firm that have specialized skills and knowledge in accounting for debt and equity instruments:
  - We evaluated management's analysis and conclusions regarding the relevant provisions and features of the warrants in light of relevant guidance and the criteria for classification.

  - We read the securities purchase agreement and underlying warrant agreements to identify the relevant features and settlement provisions for our evaluation.

  - We independently evaluated the relevant features and settlement provisions of the warrants under relevant guidance considering the criteria for classification.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2023.

New York, New York

March 31, 2026

AQUA METALS, INC.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 10,810	$ 4,079
Note receivable - LINICO	—	100
Note receivable - LION ENERGY	2,069	—
Inventory	244	251
Prepaid expenses and other current assets	282	214
Total current assets	13,405	4,644
Non-current assets		
Property, plant and equipment, net	5,763	16,473
Intellectual property, net	76	146
Other assets	462	5,102
Total non-current assets	6,301	21,721
Total assets	$ 19,706	$ 26,365
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 547	$ 1,227
Accrued expenses	3,570	3,130
Lease liability, current portion	311	289
Notes payable related-party, current portion	—	306
Notes payable, current portion	—	3,230
Total current liabilities	4,428	8,182
Lease liability, non-current portion	281	446
Warrant liability	227	1,493
Total liabilities	4,936	10,121
Commitments and contingencies (see Note 14)		
Stockholders' equity		
Common stock; $0.001 par value; 300,000,000 shares authorized; 3,004,898 and 2,999,592, shares issued and outstanding as of December 31, 2025, respectively and 776,026 and 773,084 shares issued and outstanding as of December 31, 2024	3	1
Additional paid-in capital	285,212	264,205
Accumulated deficit	(270,416)	(247,770)
Treasury stock, at cost; common shares: 5,306 and 2,942 as of December 31, 2025 and December 31, 2024, respectively	(29)	(192)
Total stockholders' equity	14,770	16,244
Total liabilities and stockholders' equity	$ 19,706	$ 26,365

The accompanying notes are an integral part of these consolidated financial statements.

AQUA METALS, INC.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year ended December 31,	
	2025	**2024**
Operating cost and expense		
Plant operations	$ 2,407	$ 7,213
Research and development cost	1,325	1,587
Impairment and loss on disposal of property, plant and equipment	9,114	3,080
General and administrative expense	10,485	11,967
Total operating expense	23,331	23,847
Loss from operations	(23,331)	(23,847)
Other income and expense		
Interest expense	(667)	(574)
Interest and other income	913	376
Loss on extinguishment of debt	(825)	—
Change in fair value of warrant liability	1,266	(507)
Total other income (expense), net	687	(705)
Loss before income tax expense	(22,644)	(24,552)
Income tax expense	(2)	(3)
Net loss	$ (22,646)	$ (24,555)
Weighted average shares outstanding, basic and diluted	1,494,502	641,960
Basic and diluted net loss per share	$ (15.15)	$ (38.25)

The accompanying notes are an integral part of these consolidated financial statements.

AQUA METALS, INC.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity (Deficit)
	Shares	Amount			Shares	Amount	
Balances, December 31, 2023	539,401	$ 1	$ 249,794	$ (223,215)	2,143	$ (516)	26,064
Stock-based compensation	—	—	2,726	—	—	—	2,726
RSUs issued for consulting services	2,011	—	150	—	—	—	150
Common stock issued to employees and directors, includes RSUs vesting and withholdings to satisfy tax withholdings on RSUs vesting	9,585	—	(875)	—	799	324	(551)
Common stock issued for public offering, net of $744 transaction costs	100,625	—	7,306	—	—	—	7,306
Common stock issued for employee stock purchase plan sales	1,064	—	54	—	—	—	54
Common stock issued for ATM share sales, net of $179 transaction costs	119,503	—	5,014	—	—	—	5,014
Common stock issued for director fees	942	—	37	—	—	—	37
Common stock cancelled for cash in lieu of fractional shares reverse split	(47)	—	(1)	—	—	—	(1)
Net loss	—	—	—	(24,555)	—	—	(24,555)
Balances, December 31, 2024	773,084	$ 1	$ 264,205	$ (247,770)	2,942	$ (192)	$ 16,244
Stock-based compensation	—	—	2,285	—	—	—	2,285
Common stock issued to employees and directors, includes RSUs vesting and withholdings to satisfy tax withholdings on RSUs vesting	56,956	—	(309)	—	2,364	163	(146)
Common stock issued for public offering, net of $1,060 transaction costs	205,213	—	11,939	—	—	—	11,939
Common stock issued for exercise of pre-funded warrants	928,581	1	—	—	—	—	1
Common stock issued for ATM share sales, net of $177 transaction costs	836,219	1	5,930	—	—	—	5,931
Common stock issued for ELOC share sales, net of $28 transaction costs	177,283	—	903				903
Common stock issued for broker fees	22,717	—	261	—	—	—	261
Common stock cancelled for cash in lieu of fractional shares reverse split	(461)	—	(2)	—	—	—	(2)
Net loss	—	—	—	(22,646)	—	—	(22,646)
Balances, December 31, 2025	2,999,592	$ 3	$ 285,212	$ (270,416)	5,306	$ (29)	$ 14,770

The accompanying notes are an integral part of these consolidated financial statements.

AQUA METALS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (22,646)	$ (24,555)
Reconciliation of net loss to net cash used in operating activities		
Depreciation and ROU asset amortization	1,062	1,139
Amortization of intellectual property	70	135
Fair value of common stock issued for consulting services	261	150
Fair value of common stock issued for director fees	—	37
Stock-based compensation	2,275	2,737
Change in fair value of warrant liability	(1,266)	507
Amortization of deferred financing costs	336	73
Loss on extinguishment of debt	639	—
Impairment and loss on disposal of property, plant and equipment	9,114	3,080
Inventory NRV adjustment	—	283
Write off of debt issuance costs	—	563
Accrued interest expense	—	10
Changes in operating assets and liabilities		
Accounts receivable	—	67
Inventory	7	396
Prepaid expenses and other current assets	(68)	(33)
Accounts payable	(261)	(21)
Accrued expenses	440	1,930
Other assets and liabilities	(216)	(130)
Net cash used in operating activities	(10,253)	(13,632)
Cash flows from investing activities:		
Purchases of property, plant and equipment	(425)	(7,921)
Proceeds from sale of equipment	4,382	22
Proceeds from note receivable - LINICO	100	500
Proceeds from refund of equipment deposit	1,141	—
Payments for note receivable - LION ENERGY	(2,069)	—
Equipment deposits	(231)	(4,237)
Net cash provided by (used in) investing activities	2,898	(11,636)
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of transaction costs	11,939	7,306
Proceeds from issuance of common stock for exercise of pre-funded warrants	1	—
Proceeds from employee stock purchase plan	—	54
Payments on note payable	(4,500)	—
Principal payments on finance leases	(39)	(72)
Proceeds from note payable related-party, net	—	1,500
Cash paid for tax withholdings on RSUs vesting	(147)	(552)
Cash paid for reverse split fractional shares	(2)	(1)
Debt issuance costs	—	(424)
Proceeds from ELOC, net	903	—
Proceeds from ATM, net	5,931	5,014
Net cash provided by financing activities	14,086	12,825
Net increase (decrease) in cash and cash equivalents	6,731	(12,443)
Cash and cash equivalents at beginning of period	4,079	16,522
Cash and cash equivalents at end of period	$ 10,810	$ 4,079

AQUA METALS, INC.
Consolidated Statements of Cash Flows
(in thousands)

(Continued)

	Year ended December 31, 2025	Year ended December 31, 2024
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 528	$ 333
Cash paid for income taxes	$ 2	$ 3
Supplemental disclosure of non-cash transactions		
Acquisitions of property, plant and equipment included in accounts payable	$ 65	$ 485
Acquisitions of property, plant and equipment paid by prior-period deposits	$ 1,668	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Operations

Aqua Metals is engaged in the business of applying its commercialized clean, water-based recycling technology principles to develop the clean and cost-efficient recycling solutions for both lead and lithium-ion ("Li") batteries. Our recycling process is a patented hydro- and electrometallurgical technology that is a novel, proprietary and patented process we developed and named AquaRefining. AquaRefining is a low-emissions, closed-loop recycling technology that replaces polluting furnaces and hazardous chemicals with electricity-powered electroplating to recover valuable metals and materials from spent batteries with higher purity, lower emissions, and with minimal waste. The modular "Aqualyzers" cleanly generate ultra-pure metal one atom at a time, closing the sustainability loop for the rapidly growing energy storage economy.

We are in the process of demonstrating that Li AquaRefining, which is fundamentally non-polluting, can create the highest quality and highest yields of recovered minerals from lithium-ion batteries with lower waste streams and lower costs than existing alternatives.

For the lead market, our focus is on providing equipment and licensing of our lead acid battery recycling technologies in an enabler model which allows us to work with anyone in the industry globally and address the entire marketplace. Our focus for the lithium market includes building and operating our first-of-a-kind lithium battery recycling facility, utilizing electricity to recycle instead of intensive chemical processes, fossil fuels, or high-temperature furnaces.

Liquidity and Going Concern Assessment

For the years ended December 31, 2025 and 2024, the Company reported a net loss of $22,646,000 and $24,555,000, respectively, and cash used in operations of $10,253,000 and $13,632,000, respectively. As of December 31, 2025, the Company had cash and cash equivalents of approximately $10,810,000, a working capital of approximately $8,977,000 and an accumulated deficit of $270,416,000. The net loss for the twelve months ended December 31, 2025 includes a non-cash impairment and loss on disposal of property, plant, and equipment of $9,114,000 associated with the sale of the TRIC facility. The Company has not generated revenues from commercial operations over the two years ended December 31, 2025 and 2024 and expects to continue incurring losses for the foreseeable future.

On October 16, 2025, the Company closed a registered direct offering and a concurrent private placement with an institutional investor. After the deduction of the placement and legal fees payable by us, the aggregate net proceeds from the registered direct offering and warrant placement were approximately $11,939,000. Additional information regarding this transaction is disclosed in Note 12 – Stockholders' equity.

As an additional liquidity source, the Company maintains an At-the-Market ("ATM") offering program. Under the prior ATM Sales Agreement with The Benchmark Company, LLC ("Benchmark"), the Company was permitted to offer and sell shares of its common stock, par value $0.001 per share, from time to time through Benchmark, acting as sales agent, with an aggregate offering price of up to $30,000,000, later increased to $50,000,000. Sales of common stock, if any, under the ATM program are deemed to be "at-the-market" offerings as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended. During the year ended December 31, 2025, the Company sold an aggregate of 836,219 shares of common stock for net proceeds of approximately $5,931,000, after deducting commissions and offering expenses. Further details of the agreement are included in Note 12 – Stockholders' equity.

In addition to the ATM, the Company also maintains an equity line of credit with Lincoln Park Capital Fund, LLC ("ELOC") providing for aggregate sales of up to $10,000,000 of common stock. During the twelve months ended December 31, 2025, the Company had sold approximately $903,000 of common stock under the facility. However, pursuant to the securities purchase agreement entered into in connection with the Company's October 2025 registered direct offering, the Company is restricted from entering into certain variable rate transactions, which may limit the Company's ability to utilize the Lincoln Park facility for a period of twelve months following the closing of that transaction. The Company may issue additional shares under the facility in the future, subject to the terms of the agreement and applicable registration requirements. Further details of the agreement and accounting treatment are included in Note 12 – Stockholders' equity.

Management believes that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued. Given the Company's continuing losses and expected cash requirements, additional capital will be necessary to fund ongoing operations. While the Company intends to pursue such funding opportunities, including through the ATM, and other potential financing arrangements, there can be no assurance that these efforts will be successful.

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of presentation and consolidation

The accompanying consolidated financial statements include those of Aqua Metals, Inc. and its subsidiaries (collectively, the "Company" or "Aqua Metals"), after elimination of all intercompany accounts and transactions. The Company has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and valuation of long-lived assets, valuation allowances for deferred tax assets, the determination of stock option expense and the determination of the fair value of stock warrants issued. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid instruments with original or remaining maturities of ninety days or less at the date of purchase to be cash equivalents. The Company maintains its cash balances in large financial institutions. Periodically, such balances may be in excess of federally insured limits.

Accounts receivable

The Company has traditionally sold its products to large well-established companies and extends credit without requiring collateral, based on an ongoing evaluation of the customer's business prospects and financial condition. We determine if any allowance for credit losses using is required considering a combination of factors to reduce receivable balances to the net amount expected to be collected. As of December 31, 2025 and 2024, the Company had no trade accounts receivable balance and has not created an allowance for credit losses.

Note receivable

The Company records notes receivable when it extends credit or financing to third parties. The Company evaluates notes receivable for collectability at each reporting period under the current expected credit loss (CECL) model, in accordance with ASC 326 (Financial Instruments – Credit Losses). If necessary, an allowance for credit losses is recorded to reflect expected losses. As of December 31, 2025, we evaluated the need for an allowance for credit loss, and have determined this note is fully collectible and, therefore, we have not recorded an allowance against the note receivable balance.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is recorded on a first-in, first-out basis using the weighted average method. Net realizable value is determined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company records a write-down, if necessary, to reduce the carrying value of inventory to its net realizable value. The effect of these write-downs is to establish a new cost basis in the related inventory, which is not subsequently written up.

Property, plant and equipment, net

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation on property, plant and equipment is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the asset or the remaining term of the lease.

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation on property, plant and equipment is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the asset or the remaining term of the lease. We periodically evaluate our property, plant and equipment assets for indications that the carrying amount of an asset may not be recoverable. At December 31, 2025, management reviewed the remaining estimated lives of our long-lived assets and determined that the estimated life of the property, plant and equipment properly reflected the current remaining economic life of the asset.

Intellectual property, net

Intellectual property consists of patent applications contributed to the Company by five founding stockholders and patent applications for technology developed by the Company. The useful life of this intellectual property has been determined to be ten years and the assets are being amortized straight-line over this period. The Company periodically evaluates its intangible and other long-lived assets for indications that the carrying amount of an asset may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and their carrying value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determination is made, as well as in subsequent periods. The Company evaluates the need to record impairment during each reporting period. As of December 31, 2025 and 2024, the Company determined that the estimated life of the intellectual property properly reflected the current remaining economic life of the asset.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets ("ROU assets") and short-term and long-term lease liabilities are included in the consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. For lease agreements with terms less than 12 months, the Company has elected the short-term lease measurement and recognition exemption, and the Company recognizes such lease payments on a straight-line basis over the lease term.

Research and development

The Company conducts research and development activities, primarily focusing on refining recycling processes to increase yield and purity of recovered materials. This entails experimenting with different techniques, equipment, and operational parameters to enhance efficiency. All research and development expenditures are expensed as incurred.

Income taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the changes in deferred tax assets and liabilities. The Company establishes a valuation allowance to the extent that it is more-likely-than-not that deferred tax assets will not be recoverable against future taxable income.

The Company recognizes the effect of uncertain income tax positions only if those positions are more-likely-than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Fair value measurements

The carrying amounts of cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of short and long-term debt, and lease liabilities also approximates fair value since these instruments bear market rates of interest or are calculated using market rates of interest. None of these instruments are held for trading purposes.

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3. Significant unobservable inputs that cannot be corroborated by market data.

The asset or liability's fair value measurement within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2025 and 2024, the Company had a Level 3 warrant liability related to freestanding warrants issued in connection with a private placement transaction that is measured at fair value on a recurring basis.

Stock-based compensation

The Company recognizes compensation expense for stock-based compensation in accordance with ASC 718 "Compensation – Stock Compensation." The fair value of restricted stock units ("RSUs") is measured on the grant date based on the closing fair market value of our common stock. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally three years for RSUs. Stock-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period.

The fair value of RSU grants with performance conditions is determined using the closing price of our common stock on date of grant. The calculated compensation cost is adjusted based on an estimate of awards ultimately expected to vest and our assessment of the probable outcome of the performance condition. The fair value of RSU grants with market conditions is calculated on the date of grant using a Monte Carlo simulation model utilizing several key assumptions, including expected share price volatility, the risk-free rate of return, the expected dividend yield and other award design features.

If at any point in time the Company does not currently have a sufficient quantity of shares authorized for issuance under their approved stock incentive plan, the Company has established a sequencing policy that shares are issued to grants with the earliest inception date first. When multiple grants have the same inception date, shares are first allocated to non-named executive officers, then to shares with satisfied market and performance conditions, and last to service-only grants made to named executive officers. Therefore, grants to named executive officers with service-only conditions with the latest grant date will be reclassified to liabilities first. For service-based grants, the value of grants required to be reclassified to liabilities will be re-measured on a periodic basis based on the closing fair market value of our common stock.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of vested shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common securities, options and warrants. Potential dilutive common shares include the dilutive effect of the common stock underlying in-the-money stock options and is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option and the average amount of compensation cost, if any, for future services that the Company has not yet recognized when the option is exercised, are assumed to be used to repurchase shares in the current period.

For all periods presented in this report, unvested restricted stock, stock options and warrants were not included in the computation of diluted net loss per share because such inclusion would have had an antidilutive effect.

| | Year Ended December 31, | |
Excluded potentially dilutive weighted average securities (1):	2025	2024
Unvested restricted stock	137,214	55,469
Financing warrants to purchase common stock	242,290	67,388
Total potential dilutive weighted average securities	379,504	122,857

(1) Securities are presented on a weighted average outstanding calculation as required if the securities were dilutive and adjusted to give effect to the November 4, 2024 and August 4, 2025 reverse stock split.

Segment and geographic information

Our chief operating decision maker ("CODM") is the Chief Executive Officer. Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the CODM in deciding how to allocate resources and in assessing performance. The CODM views its operations and manages its business in one operating segment. For further discussion related to segment reporting, please refer to Note 18 - Segment reporting.

Concentration of credit risk

The Company did not have a trade receivable balance as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, the Company had a note receivable of approximately $2,069,000 from a single counterparty, Lion Energy, LLC which represents a concentration of credit risk. See Note 6 – Notes Receivable for further information.

Recent accounting pronouncements

Recent accounting pronouncements adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740) which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional disclosures regarding income taxes paid. The Company adopted this standard on a retrospective basis effective January 1, 2025. Accordingly, prior period amounts have been recast to conform to the current year presentation. The adoption did not impact the Company's consolidated financial statements, as the guidance only modifies income tax disclosure requirements. The Company enhanced its income tax disclosures, including additional disaggregation in the rate reconciliation and expanded information regarding income taxes paid.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which introduced new guidance on disclosures of specified information about certain costs and expenses included within expenses presented on the face or the income statements, such as purchases of inventory and employee compensation. This guidance is effective for the Company for annual reporting periods beginning January 1, 2027 and interim reporting periods beginning January 1, 2028. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company's consolidated financial statements and disclosures.

In September 2025, the Financial Accounting Standards Board ("FASB") issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU amends certain aspects for the accounting and disclosure of internal-use software by replacing prescriptive project-stage guidance with a principles-based capitalization model that applies to all development approaches. Capitalization begins when management authorizes and commits to fund a project and it is probable the software will be completed and used as intended, while development uncertainty defers capitalization until resolved. The ASU also integrates website-development guidance, aligns software disclosures with those for property, plant and equipment. The amendments are effective for fiscal years beginning after December 15, 2027, including interim periods, with early adoption permitted. The Company is evaluating the impact of this ASU and does not expect a material effect on its consolidated financial statements upon adoption.

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2025-12, Codification Improvements. Among other items, the update includes amendments to Topic 260, Earnings Per Share, which clarify the calculation of diluted earnings per share when an entity reports a loss from continuing operations and has contracts that may be settled in cash or stock and are classified as assets or liabilities. Under the amended guidance, entities are required to evaluate whether including potential common shares would have a dilutive effect by considering the combined impact on both the numerator and denominator of the diluted earnings per share calculation. The amendments in ASU 2025-12 are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years, and are required to be applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this ASU and does not expect a material effect on its consolidated financial statements upon adoption.

3. Inventory

Inventory consisted of the following (in thousands):

| | December 31, | |
	2025	2024
Raw materials	$ 244	$ 251
Total inventory	$ 244	$ 251

4. Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following (in thousands):

| Asset Class | Useful Life (Years) | December 31, | |
		2025	2024
Operational equipment	3 - 10	$ 3,456	$ 3,551
Lab equipment	5	1,031	1,128
Computer equipment	3	107	107
Office furniture and equipment	3	87	87
Leasehold improvements	2.5	80	80
Land	-	—	1,141
Building	39	—	3,131
Equipment under construction		3,990	9,726
		8,751	18,951
Less: accumulated depreciation		(2,988)	(2,478)
Property, plant and equipment, net		$ 5,763	$ 16,473

Property, plant and equipment depreciation expense was $815,000 and $902,000 for the years ended December 31, 2025 and December 31, 2024, respectively. Equipment under construction is comprised of our lithium-ion battery recycling commercial equipment along with various components being manufactured or installed by the Company.

In April 2025, the Company's Board of Directors approved a plan to sell a facility located at TRIC that was under construction and intended for the Company's Li AquaRefining recycling campus. The decision was driven by a change in the Company's priorities and capital allocation plans. The facility included the building structure, the underlying land, and various permanent improvements, and was previously classified as construction-in-progress within property, plant, and equipment on the Company's consolidated balance sheet as of December 31, 2024. The sale of the facility was completed in June 2025 for total net proceeds of approximately $4,064,000. During the year ended December 31, 2025, the Company also sold additional equipment for total net proceeds of approximately $318,000. In connection with these sales, the Company recognized a total impairment and loss on disposal of property, plant, and equipment of $9,114,000.

In 2024, management shifted its strategic focus to prioritizing lithium carbonate production alongside mixed hydroxide precipitate. This decision aimed to reduce capital and operational intensity while enabling a larger-scale facility with higher revenue and improved margins than the previous design. As a result of this strategic shift, at December 31, 2025 the Company recognized an impairment of approximately $2,640,000 related to vendor equipment deposits for equipment that was initially required for Phase One of the recycling campus at TRIC but is no longer needed under the revised plan. The $2,640,000 write-down of vendor equipment deposits and a loss on disposal of property, plant and equipment of approximately $440,000 was included under "Impairment and loss on disposal of property, plant and equipment" in the Consolidated Statement of Operations for the year ended December 31, 2024. The fair value of the impaired assets was determined based on management's assessment of recoverability, as the equipment was no longer needed.

5. Intellectual property, net

Intellectual property, net, is comprised of the following (in thousands):

	2025	2024
Intellectual property	$ 1,794	$ 1,794
Accumulated amortization	(1,718)	(1,648)
Intellectual property, net	$ 76	$ 146

Amortization expense was $70,000 and $135,000 for the years ended December 31, 2025 and December 31, 2024, respectively.

Estimated future amortization is as follows as of December 31, 2025 (in thousands):

2026	$ 51
2027	25
Total estimated future amortization	$ 76

6. Notes receivable

During the year ended December 31, 2023, the Company sold its $2,000,000 stock investment in LINICO and recorded an impairment of $1,400,000 and a note receivable of $600,000. The note was payable over a 12-month installment which began in January 2024. The balance of the note receivable was $100,000 as of December 31, 2024, and was fully collected during the first quarter of 2025. The Company accounted for the LINICO investment under ASC 321, Investments-Equity Securities, using the measurement alternative of recording at cost as the investment in LINICO did not have a readily determinable fair value.

On December 1, 2025, the Company entered into an agreement with Lion Energy, LLC ("Lion Energy") pursuant to which the Company provided $2,069,000 of short-term financing to Lion Energy. Under the arrangement, repayment was due no later than December 30, 2025. As of December 31, 2025, the entire amount remained outstanding and is recorded as a note receivable in the Consolidated Balance Sheet. The Company evaluated the collectability of the note receivable and concluded that no allowance for credit losses was required as of December 31, 2025.

Subsequent to year end, on February 6, 2026, the Company entered into a non-binding term sheet contemplating a potential acquisition of Lion Energy and purchased a subordinated participation interest in Lion Energy's senior secured credit facility. In connection with this arrangement, the Company contributed its approximately $2,069,000 note receivable to Lion Energy and advanced an additional $2,000,000 to acquire the participation interest. The participation interest is subordinated to the senior secured lender and is subject to the terms and conditions of the underlying credit facility. See Note 19 — Subsequent events for additional information regarding the proposed transaction.

7. Other assets

Other assets consist of the following (in thousands):

| | December 31, | | | |
	2025		2024	
Nevada facilities Right of Use Assets (1)	$	442	$	542
Equipment deposits (2)		—		4,540
Other assets		20		20
Total other assets, non-current	$	462	$	5,102

(1) See Footnote 9.

(2) Deposits for equipment.

8. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

| | December 31, | | | |
	2025		2024	
Property, plant and equipment related	$	560	$	560
Payroll related		2,060		1,576
Professional services		825		884
Other		125		110
Total accrued liabilities	$	3,570	$	3,130

9. Leases

As of December 31, 2025, the Company maintained two operating leases for real estate. The Company's operating leases had terms of 36 and 37 months and include one or more options to extend the duration of the agreements. These operating leases are included in "Other assets" on the Company's December 31, 2025 and 2024 consolidated balance sheets and represent the Company's right to use the underlying assets for the term of the leases. The Company's obligation to make lease payments are included in "Lease liability, current portion" and "Lease liability, non-current portion" on the Company's December 31, 2025 and 2024 consolidated balance sheets.

On December 9, 2025, the Company extended its operating lease for its headquarters located at 5370 Kietzke Lane, Reno, NV. The lease extension was determined to be a lease modification that qualified as a change of accounting on the existing lease and not a separate contract. As such, the Right-of-Use ("ROU") assets and operating lease liabilities were remeasured using an incremental borrowing rate at the date of modification of 9.26%, which resulted in an increase of the ROU asset of $147,000 and an increase in the operating lease liabilities of $159,000.

On June 9, 2024, the Company extended its operating lease for its Innovation Center located at 160 Denmark Dr, McCarran, NV. The lease extension was determined to be a lease modification that qualified as a change of accounting on the existing lease and not a separate contract. As such, the Right-of-Use ("ROU") assets and operating lease liabilities were remeasured using an incremental borrowing rate at the date of modification of 9.52%, which resulted in an increase of the ROU asset of $347,000 and an increase in the operating lease liabilities of $324,000.

Based on the present value of the lease payments for the remaining lease term of the Company's existing operating leases, as of December 31, 2025, total right-of-use assets were approximately $442,000, and operating lease liabilities were approximately $449,000. As of December 31, 2024, total right-of-use assets were approximately $542,000 and operating lease liabilities were approximately $552,000. For its real estate leases, the Company has elected the practical expedient to not separate a lease into lease and nonlease components.

The Company currently maintains one finance lease for equipment. On April 1, 2024 the Company entered into a finance lease for laboratory equipment which expires in 2029. In November 2021, the Company entered into a finance lease for a modular laboratory which expired in October 2024. The Company's obligation to make finance lease payments are included in "Lease liability, current portion" and "Lease liability, non-current portion" on the Company's December 31, 2025 and 2024 consolidated balance sheets. As of December 31, 2025 total finance lease liabilities were $143,000.

Information related to the Company's right-of-use assets and related lease liabilities were as follows (in thousands):

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024
Cash paid for operating lease liabilities	$ 291	$ 275
Operating lease cost	$ 290	$ 282
Cash paid for finance lease liabilities	$ 47	$ 81
Interest expense	$ 7	$ 8

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years) - operating leases	1.7	2.1
Weighted-average discount rate - operating leases	10.21%	10.49%
Weighted-average remaining lease term (years) - finance lease	3.3	4.3
Weighted-average discount rate - finance lease	4.85%	4.85%

Maturities of lease liabilities as of December 31, 2025 were as follows (in thousands):

Due in 12-month period ended December 31,

	Operating Leases	Finance Leases
2026	$ 300	$ 47
2027	188	47
2028	—	48
2029	—	12
Less imputed interest	(39)	(11)
Total lease liabilities	$ 449	$ 143
Current lease liabilities	$ 269	$ 42
Non-current lease liabilities	180	101
Total lease liabilities	$ 449	$ 143

10. Notes payable

On February 1, 2023, Aqua Metals Reno, Inc., our wholly-owned subsidiary, entered into a Loan Agreement with Summit Investment Services, LLC, a Nevada limited liability company (the "Lender"), pursuant to which the Lender provided us with a loan in the amount of $3,000,000. The loan proceeds were used to purchase a building located at 2999 Waltham Way McCarran, NV 89434 (the "Building"). The loan accrued interest at a fixed annual rate of 9.50%. Interest-only payments were due monthly for the first twenty-four months and the principal and all unpaid interest was due on February 1, 2025. We had the right to prepay the loan at any time, provided that we pay guaranteed minimum interest of $213,750 (9-months of interest). During 2025, we extended the existing maturity date to April 27, 2025 and later on to July 27, 2025. In connection with the July 27, 2025 extension, the loan accrued interest at a fixed annual rate of 10.50%. Interest-only payments were due monthly and we had the right to prepay the loan at any time, provided that we must pay guaranteed minimum interest of $76,125 (3-months of interest). The Loan Agreement included representations, warranties, and affirmative and negative covenants that are customary of institutional loan agreements. The loan was collateralized by a first priority lien on the building and site improvements, and is guaranteed by Aqua Metals, Inc. During February 2025, Eric Gangloff, founder and CEO of Summit Investment Services, LLC was appointed as a member of the Board of Directors of the Company. On June 11, 2025, in connection with the sale of the building, the Company paid off the outstanding principal balance of $3,000,000 along with the guaranteed minimum interest balance due of $49,000.

On December 18, 2024, the Company entered into a Securities Purchase Agreement with eight accredited investors, including executives and related parties of the Company, in connection with a private placement of secured promissory notes ("Notes") in the aggregate principal amount of $1,500,000 and common stock purchase warrants ("Warrants") to purchase 75,000 shares of the Company's common stock. The Securities Purchase Agreement included customary representations, warranties, and covenants by the investors and the Company. Certain officers and directors of the Company purchased Notes in the aggregate amount of $1,250,000, including $400,000 related to a holder who was appointed as a director of the Company in February 2025. The Notes accrued interest at the rate of 20% per annum, subject to a payment of a minimum of 12 months interest in the event of prepayment. The entire principal amount evidenced by the Notes plus all accrued and unpaid interest was due on December 31, 2025. We had the right to prepay the loan at any time, subject to our payment of 12 months interest. Additionally, upon the occurrence of an event of default, the note holders may declare the Notes to be forthwith due and payable, whereupon the principal and all accrued and unpaid interest thereon, plus all costs of enforcement and collection (including court costs and reasonable attorney's fees), shall immediately become and be forthwith due and payable. The Company's obligations under the Notes were secured by a first lien on the Company's strategic metal inventory and a second lien on all other assets of the Company. Each Note purchaser received a Warrant to purchase share of the Company's common stock in an amount equal to the principal amount of the investor's Note divided by two, for a total of 75,000 shares of common stock. The Warrants are exercisable over a five-year period at an exercise price of $19.20 and $19.30 per share and are convertible to shares of common stock of the Company upon a change in control of the Company.

The private placement closed on December 19, 2024 for the gross proceeds of $1,500,000. Proceeds from the transaction were first allocated to the warrants and then to the notes on a residual basis resulting in $986,000 allocated to liability-classified warrants and $514,000 to the notes, creating a discount on the notes. Any subsequent changes to the fair value of the Warrant Liability will be recorded in current period earnings. The Company incurred issuance costs of $58,000, which were proportionally allocated between the notes and warrants. Costs related to the warrants were immediately expensed, while costs associated with the notes were included in the note discount and are amortized as interest expense over the loan term. The notes payable are presented net of discount, and the amortization of the discount is recorded as interest expense in the Company's consolidated financial statements. As of December 31, 2024, the outstanding principal balance on the secured notes was $1,500,000. During the first quarter of 2025, we made a principal payment of $500,000 and on May 5, 2025, the Company repaid in full the outstanding balance of $1,000,000, plus 12 months of interest totaling $300,000. As part of the extinguishment, the Company recorded an $825,000 loss on extinguishment of debt related to the write-off of unamortized financing costs and the remaining unaccrued portion of the guaranteed interest.

Notes payable is comprised of the following (in thousands):

	December 31,	
	2025	2024
Notes payable, current portion		
Summit Investment Services, LLC	$ —	$ 3,000
Notes related-party	—	850
Notes related-party, accrued interest payable	—	6
Notes	—	650
Notes accrued interest payable	—	4
Less issuance costs	—	(974)
Total notes payable, current portion	$ —	$ 3,536

11. Warrant liability

The Company accounted for the warrants issued in connection with the Securities Purchase Agreement discussed in Note 10, to purchase 75,000 shares in accordance with the guidance contained in ASC Topic 815 "Derivatives and Hedging". These warrants contain provisions—such as a mandatory conversion feature upon a change in control—that preclude equity classification. Accordingly, the Company classified the warrants as a liability at fair value and adjusts them to fair value at each reporting period. This liability is re-measured at each balance sheet date until the warrants are exercised or expire, and any change in fair value will be recognized in the Company's statement of operations. The fair value of the warrants was estimated using the Monte-Carlo option pricing model to determine the fair value of its liability-classified warrants. These instruments are classified within Level 3 of the fair value hierarchy due to the use of unobservable inputs. Key assumptions used in the valuation as of December 31, 2025 and December 31, 2024, included:

	As of December 31, 2025	As of December 31, 2024
Expected life of the options to convert	3.97	4.97
Risk-free rate	3.58%	4.29%
Historical volatility	123.69%	96.71%
Valuation date stock price	$ 4.80	$ 25.20
Strike price	$19.30/$19.20	$19.30/$19.20
Probability of completing a change in control	5%	20%
Volatility if change in control occurs	100%	100%
Dividend yield	0%	0%

The following table provides a rollforward of the Level 3 warrant liability for the year ended December 31, 2025 and 2024 (in thousands):

	Warrant liability
Fair value as of December 31, 2024	$ 1,493
Change in fair value of warrant liabilities	(1,266)
Fair value as of December 31, 2025	$ 227

The change in fair value of $1,266,000 was recognized as other income in the statement of operations for the year ended December 31, 2025.

12. Stockholders' equity

Effective November 5, 2024, the Company effected a one-for-20 reverse stock split of its issued and outstanding common shares. Subsequently, on August 4, 2025, the Company effected a one-for-10 reverse stock split of its issued and outstanding common shares. All share and share price information set forth in this report has been adjusted retrospectively to reflect these reverse stock splits.

Authorized capital

The authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value $0.001 per share. In the event of liquidation of the Company, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

The holders of the Company's common stock are entitled to one vote per share. Holders of common stock are entitled to receive a ratable share of dividends, if any, as may be declared by the board of directors.

<u>At-the-Market ("ATM") Offering Program</u>

On August 22, 2024, the Company filed a prospectus supplement under its effective shelf registration statement on Form S-3 authorizing an At-the-Market ("ATM") offering program for the sale of up to $30,000,000 of the Company's common stock and later increased to $50,000,000. Under the ATM Sales Agreement with The Benchmark Company, LLC ("Benchmark"), acting as sales agent, the Company may offer and sell shares of its common stock from time to time in transactions that are deemed to be "at-the-market" offerings as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended. Benchmark is entitled to compensation at a rate of 2.5% of the gross proceeds from each sale of common stock under the Sales Agreement. The Company has also agreed to provide customary indemnification and contribution to Benchmark with respect to certain liabilities, including liabilities under the Securities Act. During 2025, the Company sold 836,219 shares of common stock under the ATM program for net proceeds of approximately $5,931,000, after deducting sales commissions and offering costs.

As of the date of this report, the Company is subject to the limitations of Form S-3 (the "baby shelf" rules), which limit the amount of securities it may offer and sell pursuant of its Form S-3 registration statement.

<u>Equity Line of Credit and Derivative</u>

On May 15, 2025, the Company entered into an equity purchase agreement granting it the right, but not the obligation, to sell up to $10,000,000 of common stock to Lincoln Park Capital Fund, LLC over 24 months, at a discounted purchase price. On June 6, 2025, the Company registered 177,283 shares of common stock that the Company may elect to issue and sell under the ELOC. Additionally, on July 22, 2025, the Company's shareholders voted to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the potential issuance and sale of up to $10,000,000 of common stock under the ELOC. Sales under the agreement are solely at the Company's election and subject to various additional limitations, including pricing formulas, volume caps, and ownership percentage restrictions. The contract was concluded to be a purchased put option equity derivative which does not meet the indexation guidance for the scope exception for contracts in a company's own equity under ASC 815-40. As the shares are sold at fair value less a discount the Company has concluded the derivative asset does not have material fair value. During the year ended December 31, 2025, the Company issued 177,283 shares of common stock pursuant to the ELOC with Lincoln Park Capital Fund, LLC for net proceeds of $903,000. During the year ended December 31, 2025, the Company also issued 22,717 shares of common stock to Lincoln Park Capital Fund, LLC related to a commitment fee under the ELOC. However, pursuant to the securities purchase agreement entered into in connection with the Company's October 2025 registered direct offering, the Company is restricted from entering into certain variable rate transactions for a period of twelve months following the closing of that transaction, which may limit the Company's ability to utilize the Lincoln Park facility during that period. The Company may issue additional shares under the facility in the future, subject to the terms of the agreement and applicable registration requirements.

<u>Shares issued</u>

During the year ended December 31, 2025, the Company issued 62,531 shares of common stock upon vesting of Restricted Stock Units ("RSUs") granted by the Company to management and employees, including 17,144 of reissued treasury stock. We withheld 19,508 shares to satisfy approximately $147,000 of employees' tax obligations. We treat shares of common stock withheld for tax purposes on behalf of our employees in connection with the vesting of RSUs in a similar manner as common stock repurchases and reported as treasury stock.

During the year ended December 31, 2025, the Company issued 9,365 shares of common stock upon vesting of RSUs granted to Board members and 4,568 shares of common stock to Board members related to director fees.

During the year ended December 31, 2025, the Company issued 22,717 shares of common stock to Lincoln Park Capital Fund, LLC related to broker fees.

During the year ended December 31, 2025, the Company issued 836,219 shares of common stock pursuant to the At The Market Issuance Sales Agreement for net proceeds of $5,931,000.

On October 15, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor pursuant to which it agreed to issue and sell, in a registered direct offering, (a) 205,213 shares of common stock at an offering price of $11.34 per share and (b) 928,581 pre-funded warrants at an offering price of $11.339 per warrant, with each warrant exercisable for one share of common stock at an exercise price of $0.001 per share. In a concurrent private placement, the Company also sold 1,133,794 common stock purchase warrants at an offering price of $0.125 per warrant, with each warrant exercisable for one share of common stock at an exercise price of $11.34 per share. The offering closed on October 16, 2025 and after the deduction of expenses payable by us we received net proceeds of approximately $11,939,000. The Pre-Funded Warrants were immediately exercisable and were exercised in full as of October 16, 2025. The Private Placement Warrants are exercisable upon issuance, may be exercised on a cashless basis under certain circumstances, and expire five years from the date of issuance. The Company used the relative fair value method to allocate the net proceeds of approximately $11,939,000 between the common stock, pre-funded warrants and the warrants. As presented below, the Company recorded the fair value of the warrants of $5,682,000, pre-funded warrants of $5,125,000 and common stock of $1,133,000.

During the year ended December 31, 2024, the Company issued 7,856 shares of common stock upon vesting of Restricted Stock Units ("RSUs") granted by the Company to management and employees, including 4,426 of reissued treasury stock. We withheld 5,225 shares to satisfy approximately $552,000 of employees' tax obligations. We treat shares of common stock withheld for tax purposes on behalf of our employees in connection with the vesting of RSUs in a similar manner as common stock repurchases and reported as treasury stock.

During the year ended December 31, 2024, the Company issued 2,011 shares of common stock for consulting services.

During the year ended December 31, 2024, the Company issued 1,068 shares of common stock upon vesting of RSUs granted to Board members.

During the year ended December 31, 2024, the Company issued 942 shares of common stock to a Board member related to director fees.

During the year ended December 31, 2024, the Company issued 660 shares of common stock to a former employee related to a severance agreement.

During the year ended December 31, 2024, the Company issued 1,064 shares of common stock pursuant to the employee stock purchase plan.

During the year ended December 31, 2024, the Company issued 119,503 shares of common stock pursuant to the At The Market Issuance Sales Agreement for net proceeds of $5,014,000.

In May 2024, the Company completed a public offering of 100,625 shares of its common stock at the public offering price of $78 per share. In connection with the sale of common stock, the Company issued warrants to purchase shares of common stock at the rate of one warrant for every share of purchased common stock, at the offering price of $2 per warrant. After the deduction of the underwriter's discount and expenses payable by us, we received net proceeds of $7,306,000. The Company used the relative fair value method to allocate the net proceeds of approximately $7,306,000 between the common stock and the warrants. As presented below, the Company recorded the fair value of the warrants of $3,081,000 and common stock of $4,225,000.

Warrants outstanding

In July 2023, the Company issued a warrants to purchase 1,819 shares of the Company's common stock to the underwriter of the Company's public offering, equal to 2% of the 90,965 shares sold. The warrants are exercisable at $275 per share, commencing six months after July 17, 2023. The warrants have an expiration date of 5 years from the date of issuance and will expire on July 17, 2028. Using the Black Scholes Merton model, the Company estimated the warrants' fair value to be $388,000 with the assumptions as follows: $308 per share fair value on the date of issuance; 5-year term; 81.9% volatility; 3.81% discount rate and 0% annual dividend rate. Warrants are accounted for under the equity classification.

In August 2023, the Company issued a warrant to purchase 1,029 shares of the Company's common stock to the underwriter of the transaction in connection with the Yulho SPA. The warrants have an expiration date of 5 years from the date of issuance and are exercisable immediately at $250 per share. The warrant will expire on August 4, 2028. Using the Black Scholes Merton model, the Company estimated the warrants' fair value to be $181,000 with the assumptions as follows: $254 per share fair value on the date of issuance; 5-year term; 82.3% volatility; 3.81% discount rate and 0% annual dividend rate. Warrants are accounted for under the equity classification.

In May 2024, the Company issued a warrant to purchase 3,913 shares of the Company's common stock to the underwriter of the Company's public offering, equal to 2% of the shares and the number of shares underlying the warrants sold in the offering. The warrants have an expiration date of 5 years from the date of issuance and are exercisable immediately at $97.50 per share. The warrant will expire on May 14, 2029. Using the Black Scholes Merton model, the Company estimated the warrants' fair value to be $245,000 with the assumptions as follows: $94.20 per share fair value on the date of issuance; 5-year term; 80.3% volatility; 4.46% discount rate and 0% annual dividend rate. Warrants are accounted for under the equity classification.

In May 2024, in conjunction with the Company's public offering, the Company issued a warrant to purchase 100,625 shares of the Company's common stock. The warrants have an expiration date of 5 years from the date of issuance and are exercisable immediately at $78 per share. The warrant will expire on May 14, 2029. Using the Black Scholes Merton model, the Company estimated the warrants' fair value to be $6,666,000 with the assumptions as follows: $94.20 per share fair value on the date of issuance; 5-year term; 80.3% volatility; 4.46% discount rate and 0% annual dividend rate. Warrants are accounted for under the equity classification.

In December 2024, the Company issued warrants to purchase 75,000 shares of the Company's common stock to the eight accredited investors, including executives and related parties of the Company, in connection with the private placement of secured promissory notes. The warrants are exercisable over a five-year period at an exercise price of $19.20 and $19.30 per share and are convertible to shares of common stock of the Company upon a change in control of the Company. The warrant will expire on December 19, 2029. See further discussion of the December 2024 warrants within Note 11.

In October 2025, in conjunction with the Company's private placement, the Company issued warrants to purchase 1,133,794 shares of the Company's common stock to an institutional investor. The warrants have an expiration date of 5 years from the date of issuance and are exercisable immediately at $11.34 per share. The warrants will expire on October 16, 2030. Using the Black Scholes Merton model, the Company estimated the warrants' fair value to be $14,348,000 with the assumptions as follows: $13.94 per share fair value on the date of issuance; 5-year term; 142.0% volatility; 3.63% discount rate and 0% annual dividend rate. Warrants are accounted for under the equity classification.

Warrants outstanding to purchase shares of the Company's common stock at a weighted average exercise price per share are as follows:

Exercise Price per Share	Expiration Date	Shares Subject to Purchase at December 31, 2025
$ 275.00	07/17/2028	1,819
$ 250.00	08/04/2028	1,029
$ 97.50	05/14/2029	3,913
$ 78.00	05/14/2029	100,625
$ 19.30	12/19/2029	42,500
$ 19.20	12/19/2029	32,500
$ 11.34	10/16/2030	1,133,794

Stock-based compensation

2014 Stock Incentive Plan

In 2014, the Board of Directors adopted the Company's stock incentive plan (the "2014 Plan"). The 2014 Plan expired in September 2024.

2019 Stock Incentive Plan

In 2019, the Board of Directors adopted the Company's stock incentive plan (the "2019 Plan"). The 2019 Plan was most recently amended and restated effective as of the Company's 2024 Annual Stockholders' Meeting. A total of 140,000 shares of common stock was authorized for issuance pursuant to the 2019 Plan. Subsequently, on July 22, 2025, 260,000 shares of common stock were authorized and added to the plan, bringing the total shares authorized for issuance under the 2019 Plan to 400,000 shares. The 2019 Plan provides for the following types of stock-based awards: incentive stock options; non-statutory stock options; restricted stock; and performance stock. The 2019 Plan, under which equity incentives may be granted to employees and directors under incentive and non-statutory agreements, requires that the option price may not be less than the fair value of the stock at the date the option is granted. Option awards are exercisable until their expiration, which may not exceed 10 years from the grant date. The restricted shares that are issued from the 2019 Plan normally vest in six equal tranches over three years.

Stock-based compensation expense recorded was allocated as follows (in thousands):

| | Year ended December 31, | |
	2025	2024
Cost of product sales	$ 32	$ 217
Research and development cost	150	48
General and administrative expense	2,093	2,472
Total	$ 2,275	$ 2,737

The following table summarizes the stock-based compensation plan activity and related information through December 31, 2025.

| | | PSUs Outstanding | | RSUs Outstanding | |
	Number of Shares Available for Grant	Number of PSUs	Weighted-Average Grant Date Fair Value Per Share	Number of RSUs	Weighted-Average Grant Date Fair Value Per Share
Balance at December 31, 2023	7,102	2,376	$ 112.50	40,896	$ 172.00
Granted	(98,748)	15,882	21.50	82,866	14.80
Released	—	—	—	(17,764)	165.40
Forfeited	18,829	(240)	(112.50)	(18,589)	71.60
Returned to Plan	5,225	—	—	—	—
Addition to 2019 Plan	47,500	—	—	—	—
Expiration of 2014 Plan	(3,152)	—	—	—	—
Balance at December 31, 2024	(23,244)	18,018	32.30	87,409	32.90
Granted	(247,875)	11,847	8.08	236,028	8.08
Released	—	(11,847)	34.49	(64,617)	34.49
Forfeited	29,360	(6,140)	(33.99)	(23,220)	15.79
Returned to Plan	19,508	—	—	—	—
Addition to 2019 Plan	260,000	—	—	—	—
Balance at December 31, 2025	37,749	11,878	$ 31.42	235,600	$ 15.17

As of December 31, 2025, there is approximately $1,955,000 of total unrecognized compensation cost related to the unvested share-based (option and RSU) compensation arrangements granted under the stock-based compensation plans. The remaining unrecognized compensation cost will be recognized over a weighted-average period of 2.2 years.

Our policy is to fulfill the required shares for a restricted share vesting by first depleting any available Treasury Stock held by the Company and the remaining outstanding balance is satisfied with unissued shares.

Stock Price Hurdle Awards

In 2023, the Company granted stock price hurdle restricted share units as a result of the pilot plant commissioning. The stock price hurdle restricted share units expire three years from the date of grant and vest based on the Corporation's common stock achieving an absolute stock price hurdles based on a 5-day VWAP at any time over the three-year term.

In 2024, the Company granted stock price hurdle restricted share units as part of the long-term incentive bonus. The stock price hurdle restricted share units expire three years from the date of grant and vest based on the Corporation's common stock achieving an absolute stock price hurdles based for 5 consecutive days closing prices at any time over the three-year term.

The following table summarizes the activity of stock price hurdle awards during the year ended December 31, 2025:

	Number of Shares		Weighted-Average Grant Date Fair Value Per Share
Outstanding at January 1, 2025	10,077	$	36.40
Forfeited	(4,060)		
Outstanding at December 31, 2025	6,017	$	36.40

The fair value of stock price hurdle awards were calculated on the date of grant using a Monte Carlo simulation model utilizing several key assumptions, including expected Company share price volatility, the risk-free interest rate, the cost of equity, and other award design features. The following are weighted-average key assumptions for 2024 and 2023 grants.

	2024	2023
Volatility	88.03%	91.40%
Risk-free interest rate	4.26%	4.30%

Total Shareholder Return (TSR) Awards

In 2024, the Company granted TSR-based restricted share units as part of the long-term incentive bonus. These awards vest based on the Company achieving specified total shareholder return performance relative to our Performance Peer Group and expire three years from the date of grant if performance conditions are not achieved.

The following table summarizes the activity of TSR awards during the year ended December 31, 2025:

	Number of Shares		Weighted-Average Grant Date Fair Value Per Share
Outstanding at January 1, 2025	7,941	$	29.30
Forfeited	(2,080)		
Outstanding at December 31, 2025	5,861	$	29.30

Subsequent to December 31, 2025, on January 7, 2026, the NEOs voluntarily agreed to forfeit and cancel all outstanding PSUs, which include stock price hurdle awards and total shareholder return awards, previously granted under the Company's 2019 Stock Incentive Plan. For further information, see to Note 19 - Subsequent events.

2025 Restricted stock units

During the first quarter of 2025, the Company granted 535 RSUs, all of which were subject to vesting, with a grant date fair value of $10,000 to an employee. The shares vest in three equal installments over a three-year period.

During the first quarter of 2025, the first funding tranche under the October 3, 2024 supplemental retention program was achieved, resulting in granting of 11,847 RSUs to eligible employees in accordance with the program's terms. These RSUs vest after a six-month service period.

During the first quarter of 2025, the Company granted 2,500 RSUs to an employee, all of which were subject to vesting, with a grant date fair value of $49,000. The shares vest over a six-month period.

During the second quarter of 2025, the Company granted 10,204 RSUs to an employee, all of which were subject to vesting, with a grant date fair value of $100,000. The shares vest in three equal installments over a three-year period.

During the second quarter of 2025, the Company granted 21,739 RSUs all of which were subject to vesting, with a grant date fair value of $250,000 to Board Members. The shares vest in four equal installments over a twelve-month period.

During the second quarter of 2025, the Company granted 4,567 RSUs to Board Members as compensation for board services. These RSUs vested immediately upon grant and had an aggregate grant-date fair value of $85,000, which was recognized as stock-based compensation expense in the period.

During the third quarter of 2025, the Company granted 99,606 RSUs to employees, all of which were subject to vesting, with a grant date fair value of $377,000. The shares vest in three equal installments over a three-year period.

During the third quarter of 2025, the Company granted 11,250 RSUs to an employee, all of which were vested immediately, with a grant date fair value of $46,350.

During the fourth quarter of 2025, the Company granted 70,878 RSUs, all of which were subject to vesting, with a grant date fair value of $702,401 to employees. The shares vest in six equal semi-annual installments over a three-year period. In addition, the Company granted the Company granted 14,749 RSUs to an employee, all of which were vested immediately, with a grant date fair value of $80,530.

2024 Restricted stock units

During the first quarter of 2024, the Company granted 557 RSUs, all of which were subject to vesting, with a grant date fair value of $60,000 to employees. The shares vest in three equal installments over a three-year period.

During the second quarter of 2024, the Company granted 624 RSUs, all of which were subject to vesting, with a grant date fair value of $40,000 to employees. The shares vest in three equal installments over a three-year period.

During the third quarter of 2024, the Company granted 1,857 RSUs, all of which were subject to vesting, with a grant date fair value of $83,000 to Board Members. The shares vest in four equal installments with the first installment vesting immediately and the remaining three installments vesting over a nine-month period.

During the third quarter of 2024, the Company granted 2,011 RSUs, all of which were vested immediately, with a fair value of $150,000 for consulting fees.

During the third quarter of 2024, the Company granted 660 RSUs, all of which were vested immediately, with a fair value of $28,000 to an employee upon termination of a severance agreement.

During the fourth quarter of 2024, the Company granted 396 RSUs, all of which were subject to vesting, with a grant date fair value of $10,000 to employees. The shares vest in three equal installments over a three-year period.

During the fourth quarter of 2024, the Company granted 17,776 RSUs, all of which were subject to vesting, with a grant date fair value of $311,000 to employees. The shares vest in six equal semi-annual installments over a three-year period.

On October 3, 2024, the Company approved a supplemental retention program designed to retain business-critical resources essential to ongoing operations and strategic initiatives. Participation in the program is contingent upon management achieving specified fundraising targets and subject to the continued service of eligible employees. The program established specific funding tranches tied to cumulative fundraising milestones, which must be achieved on or before March 7, 2025. The grant terms included a fixed dollar, variable share, structure with potential settlement valued from $0 to $925,014 dependent upon satisfaction of performance conditions. Once performance conditions are met, the shares to be granted are fixed and subject to an additional six-month service condition. As of December 31, 2024, the Company has not yet recognized any expenses related to this program as the performance conditions were not deemed probable of achievement. In the first quarter of 2025, the first funding tranche was achieved, triggering the issuance of 11,847 RSUs to qualified employees in accordance with the program's terms. These shares will be granted subject to continued service requirements.

On December 19, 2024, the Company approved a long-term incentive plan for its Named Executive Officers (NEOs), consisting of 47,445 time-vested RSUs and 15,881 performance stock units (PSUs) with market-based goals. RSUs will continue to vest in equal semi-annual installments over a three-year period, subject to continuation of service, 50% of PSUs granted in 2024 will vest based on total shareholder return (TSR) attainment relative to our Performance Peer Group and 50% based on hitting certain stock price hurdles within 3-years. TSR shares issued vest one third annually. The number of shares issued each year is based on where the Company compares with a peer group such that 50% of shares vest at the 25th percentile, 100% of shares vest at the at 50th percentile, and 200% of shares vest at 75th percentile. Subsequent to December 31, 2025, on January 7, 2026, the NEOs voluntarily agreed to forfeit and cancel all outstanding PSUs previously granted under the Company's 2019 Stock Incentive Plan. For further information, see to Note 19 - Subsequent events.

Total intrinsic value of RSUs vested and released during 2025 was $552,000. Intrinsic value of RSUs outstanding at December 31, 2025 was $1,188,000.

Reserved shares

At December 31, 2025, the Company has reserved shares of common stock for future issuance as follows:

	Number of Shares
Equity Plan	
Subject to outstanding options and restricted shares	247,478
Available for future grants	37,749
Officer and Director Purchase Plan	237,382
Warrants	1,316,180
2022 Employee Stock Purchase Plan	731,220
Total reserved shares	2,570,009

13. Employee retention credit

The Coronavirus Aid, Relief, and Economic Security (CARES) Act provided an employee retention tax credit to certain employers that either (1) fully or partially suspend operations because of government orders associated with COVID-19 or (2) experience a substantial decline in income but continue to pay employees their wages. The credit is equal to 50% of qualified wages paid in 2020, up to a maximum of $10,000 in qualified wages per employee for the year, and 70% of qualified wages paid in 2021 (through the third quarter), up to a maximum of $10,000 in qualified wages per employee per quarter and can be applied against payroll taxes, with any excess tax credit eligible for a cash refund. The Company's policy is to recognize these credits based on ASC 450-30, Gain Contingencies, when all uncertainties are resolved, and the income is realized. During the year ended December 31, 2025, the Company recorded government grant income of $643,000, related to the employee retention credit, and interest income $99,000. These amounts are presented within interest and other income on the Consolidated Statements of Operations.

14. Commitments and contingencies

We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect our future financial position, results of operations or cash flows. We evaluate such matters in accordance with ASC 450 - Contingencies, and record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. If a loss is reasonably possible but not probable, or if the amount cannot be reasonably estimated, we disclose the nature of the contingency and an estimate of the possible loss or range of loss, if such an estimate can be made.

In October 2021, we filed an action against Johnson Controls Fire Protections, LP ("Defendant") relating to its involvement in the November 2019 fire at our former TRIC facility (Aqua Metals, Inc., et. al v. Johnson Controls Fire Protections, LP, Second Judicial District of the State of Nevada CV21-01891). Our complaint alleged Defendant's liability for a portion of the fire loss based on Defendant's negligence, breach of contract and other causes of action in connection with Defendant's failure to properly inspect, maintain and repair the fire suppression system in the TRIC facility. On March 25, 2025, the Court dismissed our complaint in response to a motion for summary judgment filed by Defendant. On May 12, 2025, Defendant filed a Memorandum for Costs seeking approximately $300,000 in litigation-related costs. On May 29, 2025, Defendant filed a motion to recover its attorney's fees and costs in the aggregate approximate amount of $3.5 million, including approximately $300,000 of costs (the same costs identified in Defendant's Memorandum of Costs) and approximately $3.2 million of legal fees. While it is reasonably possible that a loss may be incurred, we believe that we have a strong defense to Defendant's claim for recovery of fees and costs, especially with regard to Defendant's claim for legal fees, and we intend to vigorously defend against Defendant's motion. However, should Defendant be successful in obtaining an award for all or a substantial portion of the requested amount, such outcome could have a material adverse effect on our liquidity and may require us to raise additional capital or liquidate assets to satisfy any such obligation. Based on the assessment of legal counsel, management concluded that a loss is not probable and, accordingly, no liability has been recorded.

15. Related party transactions

The Company has adopted a policy that any transactions with directors, officers, beneficial owners of five percent or more of our common shares, any immediate family members of the foregoing or entities of which any of the foregoing are also officers or directors or in which they have a financial interest, will only be on terms consistent with industry standards and approved by a majority of the disinterested directors of our board. As of December 31, 2024, the Company had two debt arrangements with related parties. As of December 31, 2025, the Company had repaid both related party debt arrangements. For further details on these related party transactions, refer to Note 10 – Notes payable in the financial statements.

16. Income taxes

Loss before income tax expense consists of the following (in thousands):

	Year ended December 31,	
	2025	2024
US	$ (22,644)	$ (24,552)
Foreign	—	—
Total	$ (22,644)	$ (24,552)

The components of the provision for income tax expense consist of the following (in thousands):

	Year ended December 31,	
	2025	2024
Current		
Federal	$ —	$ —
State	2	3
Deferred		
Federal	—	—
State	—	—
Total provision for income taxes	$ 2	$ 3

Reconciliation of the statutory federal income tax rates consist of the following (in thousands):

	Year ended December 31,			
	2025		2024	
	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ (4,739)	21.00%	$ (5,156)	21.00%
State and local income taxes, net of federal income tax effect[a]	2	(0.01)%	3	(0.01)%
Tax credits				
Research and development tax credits	(69)	0.31%	(85)	0.35%
Change in valuation allowance	4,409	(19.54)%	4,871	(19.84)%
Nontaxable or nondeductible items:				
Equity compensation	328	(1.45)%	360	(1.47)%
Other, net	71	(0.32)%	10	(0.04)%
Changes in unrecognized tax benefits	—	—%	—	—%
Effective income tax rate	2	(0.01)%	3	(0.01)%

(a)   State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category for the years ended December 31, 2025 and 2024.

As discussed in Note 2 - Recent Accounting Pronouncements section he Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a retrospective basis effective January 1, 2025. Accordingly, prior period amounts have been recast to conform to the current year presentation. As a result, the Company enhanced its income tax disclosures, including additional disaggregation in the rate reconciliation and expanded information regarding income taxes paid. Differences between the Company's effective tax rate and the statutory tax rate relate primarily to state income taxes, stock-based compensation, tax credits, and change in valuation allowance. Deferred taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amount used for income tax purposes.

The components of deferred tax assets (liabilities) included on the consolidated balance sheets are as follows (in thousands):

| | As of December 31, | |
	2025	2024
Deferred tax assets		
Capitalized start-up costs	$ 1,929	$ 2,233
Credits	646	577
Fixed assets	1,473	912
Net operating losses	46,451	40,380
Others	845	2,846
Total gross deferred tax assets	51,344	46,948
Valuation allowance	(51,337)	(46,928)
Total gross deferred tax assets (net of valuation allowance)	$ 7	$ 20
Deferred tax liabilities		
Patents	$ (7)	$ (20)
Other	—	—
Total gross deferred tax liabilities	(7)	(20)
Net deferred tax assets	$ —	$ —

Income taxes paid (net of refunds) are comprised of the following (in thousands):

| | Year ended December 31, | |
	2025	2024
Federal	$ —	$ —
State		
California	2	3
Foreign	—	—
Total	$ 2	$ 3

The amount of income taxes paid during the years ended December 31, 2025 and 2024 does not meet the 5% disaggregation threshold.

Based on the available objective evidence at this time, management believes that it is more-likely-than-not that the net deferred tax assets of the Company will not be realized. Accordingly, management has applied a full valuation allowance against net deferred tax assets at both December 31, 2025 and December 31, 2024. The net valuation allowance increased by approximately $4.4 million during the year ended December 31, 2025. The increase in net valuation allowance primarily relates to net operating losses generated during 2025.

As of December 31, 2025, the Company has total net operating loss carryforwards of $219.8 million for federal income tax purposes. Approximately $25.2 million of the federal net operating losses will begin to expire in December 31, 2034, if not utilized. Approximately $194.6 million of the federal net operating losses were generated after December 31, 2017, and thus do not expire. As of December 31, 2025, the Company has state net operating loss carryforwards of $4.1 million, which will begin to expire in December 31, 2034.

Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss carryforwards prior to utilization.

At December 31, 2025, the Company had research and development credits carryforward of approximately $0.7 million and $0.5 million for Federal and California income tax purposes, respectively. If not utilized, the Federal research and development credits carryforward will begin to expire on December 31, 2034. The California credits can be carried forward indefinitely.

The Company's policy is to account for interest and penalties as income tax expense. As of December 31, 2025, the Company had no interest related to unrecognized tax benefits. No amounts of penalties related to unrecognized tax benefits were recognized in the provision for income taxes.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgement and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other information. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2025, the Company's total amount of unrecognized tax benefit was approximately $0.6 million, none of which will affect the effective tax rate, if recognized. The Company does not expect its unrecognized benefits to change materially over the next twelve months.

The Company files income tax returns with the United States federal government and the State of California. The Company is no longer subject to U.S. federal and state income tax examinations for tax years prior to 2022.

17. 401(k) Savings plan

The Company maintains a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax or after tax basis. Beginning in January 2021, the Plan included a maximum of 4% employer matching contributions with immediate vesting. We recognized $88,000 and $210,000 of expenses related to employer contributions for the 401(k) savings plan during the years ended December 31, 2025 and 2024, respectively.

18. Segment reporting

Aqua Metals, Inc. has one operating segment: sustainable metals recycling. The Company's operations are focused on the development and commercialization of AquaRefining technology for the clean and efficient recovery of valuable metals from lead-acid and lithium-ion batteries. The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM evaluates financial performance at a consolidated, entity-wide level and does not assess operating results by individual business unit or product line. Financial results are reviewed in line with the Company's consolidated financials, and resource allocation decisions are made based on overall Company performance.

The CODM assesses performance for the segment based on net loss, which is reported on the statement of operations as net loss. The measure of segment assets is reported on the balance sheet as total assets. Significant expenses within net loss, include plant operations, research and development cost, impairment expense, loss (gain) on disposal of property, plant and equipment, and general and administrative expenses, which are each separately presented on the Company's Consolidated Statements of Operations.

19. Subsequent events

On February 6, 2026, the Company entered into a non-binding term sheet (the "Term Sheet") with Lion Energy, LLC ("Lion Energy") and certain of its members, setting forth the principal terms under which the Company intends to acquire all of the issued and outstanding equity interests of Lion Energy, subject to negotiation and execution of a definitive acquisition agreement and the satisfaction of specified closing conditions. Under the Term Sheet, the total consideration payable at closing would not exceed $94.9 million and is contemplated to consist of (i) $4.1 million of cash and other consideration representing the Company's prior investment in Lion Energy, (ii) approximately $25.8 million of Aqua Metals common stock and, if applicable, preferred stock subject to negotiated ownership caps, and (iii) up to $65 million of contingent earn-out consideration based on Lion Energy's revenue and EBITDA over a 12-month performance period following closing. The number of shares to be issued as equity consideration at closing would be determined by dividing $25.8 million by the volume-weighted average price of the Company's common stock over the 20 trading days preceding the closing date, subject to negotiated ownership limitations under the Term Sheet.

The proposed transaction remains subject to customary conditions, including completion of satisfactory due diligence, negotiation and execution of a definitive acquisition agreement, the closing of an asset-based credit facility or similar financing, execution of supply and offtake agreements, Nasdaq approval of the shares to be issued, and receipt of required board and stockholder approvals. There can be no assurance that a definitive agreement will be executed or that the proposed transaction will be completed on the anticipated timeline or at all.

Additionally, on February 6, 2026, we entered into a Subordinated, Last Out Participation Agreement pursuant to which we purchased a fully subordinated participation interest in Lion Energy's existing senior secured credit facility in the amount of $4,069,000. We funded this participation through $2,000,000 in cash and $2,069,000 of notes receivable previously outstanding to Lion Energy, LLC. The participation interest is secured by Lion Energy's assets; however, it is fully subordinated to the senior obligations under the facility and provides limited rights, and we bear the economic risk of our participation.

On January 7, 2026, the NEOs voluntarily agreed to forfeit and cancel all outstanding PSUs previously granted under the Company's 2019 Stock Incentive Plan. In accordance with ASC 718, Compensation—Stock Compensation, the Company expects to recognize $121,000 remaining unamortized compensation expense associated with the cancelled PSUs on the cancellation date in the first quarter of 2026.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.*

Our management, with the participation of our chief executive officer and chief financial officer evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2025 in ensuring all material information required to be filed has been made known in a timely manner.

(b) *Changes in internal control over financial reporting.*

There were no changes to our internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act that occurred during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) *Management's report on internal controls over financial reporting.*

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act. Our management has assessed the effectiveness of our internal controls over financial reporting as of December 31, 2025 based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Our management, with the participation of our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, and based on that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Item 9B.   Other Information

During the year ended December 31, 2025, no director or officer adopted or terminated (i) any contract, instruction or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or (ii) any "non-Rule 10b5-1 trading arrangement" as defined in paragraph (c) of item 408 of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

The information required by Part III is omitted from this report because we will file a definitive proxy statement within 120 days after the end of our 2025 fiscal year pursuant to Regulation 14A for our 2026 Annual Meeting of Stockholders, or the 2026 Proxy Statement, and the information to be included in the 2026 Proxy Statement is incorporated herein by reference.

Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this item will be contained in the 2026 Proxy Statement and is hereby incorporated by reference.

Item 11.   **Executive Compensation**

The information required by this item will be contained in the 2026 Proxy Statement and is hereby incorporated by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item will be contained in the 2026 Proxy Statement and is hereby incorporated by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item will be contained in the 2026 Proxy Statement and is hereby incorporated by reference.

Item 14.   **Principal Accountant Fees and Services**

The information required by this item will be contained in the 2026 Proxy Statement and is hereby incorporated by reference.

Item 15.   Exhibits and Financial Statement Schedules

(a) Financial statements

      Reference is made to the Index and Financial Statements under Item 8 in Part II hereof where these documents are listed.

(b) Financial statement schedules

      Financial statement schedules are either not required or the required information is included in the consolidated financial statements or notes thereto filed under Item 8 in Part II hereof.

(c) Exhibits

      The exhibits to this Annual Report on Form 10-K are set forth below. The exhibit index indicates each management contract or compensatory plan or arrangement required to be filed as an exhibit.

Number	Exhibit Description	Method of Filing
3.1	First Amended and Restated Certificate of Incorporation of the Registrant	Incorporated by reference from the Registrant's Registration Statement on Form S-1 filed on June 9, 2015.
3.2	Third Amended and Restated Bylaws of the Registrant	Incorporated by reference from the Registrant's Current Report on Form 8-K filed on January 21, 2022.
3.3	Certificate of Amendment to First Amended and Restated Certificate of Incorporation of the Registrant	Incorporated by reference from the Registrant's Registration Statement on Form S-1 filed on June 25, 2015.
3.4	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation	Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on May 9, 2019.
3.5	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation	Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on July 21, 2022.
3.6	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation	Incorporated by reference from the Registrant's Current Report on Form 8-K filed on November 1, 2024.
4.1	Specimen Certificate representing shares of common stock of Registrant	Incorporated by reference from the Registrant's Registration Statement on Form S-1 filed on July 20, 2015.
4.2	Warrant dated August 4, 2023 issued to Network 1 Financial Services, Inc.	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
4.3	Warrant dated July 21, 2023 issued to The Benchmark Company, LLC	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
4.4	Warrant dated January 22, 2019 issued to National Securities Corporation	Incorporated by reference from the Registrant's Current Report on Form 8-K filed January 17, 2019.

4.5	Form of Non-Redeemable Common Stock Purchase Warrant issued to investors in May 2024 public offering	Incorporated by reference from the Registrant's Current Report on Form 8-K filed May 15, 2024.
4.6	Form of Warrant Agency Agreement to be entered into between the Company and VStock Transfer, LLC	Incorporated by reference from the Registrant's Current Report on Form 8-K filed May 15, 2024.
4.7	Form of Underwriter Warrant to be issued to the Benchmark Company, LLC in May 2024 public offering	Incorporated by reference from the Registrant's Current Report on Form 8-K filed May 15, 2024.
4.8	Form of Common Stock Purchase Warrant issued to investors in December 2024 private placement	Incorporated by reference from the Registrant's Current Report on Form 10-K filed March 31, 2025.
4.9	Form of Common Stock Purchase Warrant issued to investor in October 2025 private placement	Incorporated by reference from the Registrant's Current Report on Form 8-K filed October 16, 2025.
4.10	Description of Capital Stock	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on February 25, 2022.
10.1	Form of Indemnification Agreement entered into by the Registrant with its Officers and Directors	Incorporated by reference from the Registrant's Registration Statement on Form S-1 filed on June 9, 2015.
10.2*	Aqua Metals, Inc. Officer and Director Share Purchase Plan	Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2017.
10.3*	Aqua Metals 2019 Stock Incentive Plan	Incorporated by reference from the Registrant's Definitive Proxy Statement filed on March 4, 2019.
10.4*	Amended and Restated Executive Employment Agreement dated August 7, 2023 between the Registrant and Stephen Cotton	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
10.5*	Amended and Restated Executive Employment Agreement dated August 7, 2023 between the Registrant and Judd Merrill	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
10.6*	Amended and Restated Executive Employment Agreement dated August 7, 2023 between the Registrant and Benjamin Taecker	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
10.7*	Amended and Restated Aqua Metals 2022 Employee Stock Purchase Plan	Incorporated by reference from the Registrant's Definitive Proxy Statement filed on April 5, 2023.
19.1	Aqua Metals Insider Trading Policy	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 31, 2025.
21.1	List of subsidiaries of Registrant.	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
23.2	Consent of Forvis, LLP, Independent Registered Public Accounting Firm.	Filed electronically herewith.
31.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.	Filed electronically herewith.

31.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.	Filed electronically herewith.
32.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.	Filed electronically herewith.
99.1	Aqua Metals Executive Officer Clawback Policy	Incorporated by reference from the Registrant's Annual Report on Form 10-K filed on March 28, 2024.
101.INS	Inline XBRL Instance Document	Filed electronically herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed electronically herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed electronically herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed electronically herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed electronically herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed electronically herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	Filed electronically herewith

* Indicates management compensatory plan, contract or arrangement.

Item 16.   Form 10-K Summary

Not provided


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


AQUA METALS, INC.


Date: March 31, 2026   By: /s/ *Stephen Cotton*
                                    Stephen Cotton,
                                    President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Stephen Cotton* Stephen Cotton	President, Chief Executive Officer and Director *(Principal Executive Officer)*	March 31, 2026
/s/ *Eric West* Eric West	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 31, 2026
/s/ *Vincent L. DiVito* Vincent L. DiVito	Director, Chairman of the Board	March 31, 2026
/s/ *Eric John Gangloff* Eric John Gangloff	Director	March 31, 2026
/s/ *Steven K. Henderson* Steven K. Henderson	Director	March 31, 2026

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